Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

dated as of

July 20, 2004

i

ii

iii

SCHEDULE	DESCRIPTION

1(a)	Assumed Liabilities
1(b)	Equipment Leases
1(c)	Service Contracts
1(d)	Permitted Encumbrances
4.1	Qualified Jurisdictions
4.3	Sufficiency of Assets
4.4	Consents
4.5	No Breach
4.6	Title to and Use of Property
4.7	Permits
4.8	Litigation; Orders
4.9(a)	Divisional Intellectual Property
4.9(c)	Third Party Intellectual Property
4.9(e)	Public Software
4.9(h)	Royalties or Other Payments
4.10	Employee Benefits Plans
4.11	Taxes
4.12	Environmental Matters
4.13	Compliance with Legal Requirements
4.14(b)	Unaudited Financial Statements
4.15	Employees
4.20	Material Contracts
4.21	Insurance
4.22	Facilities
4.24(i) – (iv)	Customers and Suppliers
4.25	Bank, Money Market and Brokerage Accounts
4.27(a)	Product Defects
4.27(b)	Product Warranties
5.4	Commitment Letter
6.1(b)	Conduct of Business
6.2(c)(i)	Offers of Employment
7.3(f)	Governmental Consents and Approvals

EXHIBIT

A	Principal Stockholder Agreement

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (“Agreement”), is made and entered into as of July 20, 2004, by and among Aether Systems, Inc., a Delaware corporation (“Seller”), Slingshot Acquisition Corporation, a Delaware corporation (“Buyer”), and Platinum Equity Capital Partners, L.P., a Delaware limited partnership (“Guarantor”).  Buyer and Seller are referred to collectively herein as the “Parties” and each is individually, a “Party.”

W I T N E S S E T H:

WHEREAS, Seller is in the business of providing wireless and mobile data solutions for the transportation industry (as provided exclusively through its transportation business segment); and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to acquire all of the assets and to assume certain liabilities from Seller, in each case relating to the Business (as defined herein), which the Parties agree will be achieved pursuant to (i) the purchase and sale of the Purchased Assets (as defined herein) and (ii) the assumption of the Assumed Liabilities (as defined herein), all on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the Seller’s board of directors has adopted resolutions approving the transactions contemplated by this Agreement and recommending that Seller’s stockholders approve and adopt this Agreement and the transactions contemplated hereby.

WHEREAS, concurrently with the execution of this Agreement, as an inducement for Buyer to enter into this Agreement, David S. Oros has entered into a Principal Stockholder Agreement with Buyer, a copy of which is attached hereto as Exhibit A (the “Principal Stockholder Agreement”).

NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, and subject to the conditions hereinafter set forth, the Parties hereto agree as follows.

ARTICLE I

DEFINITIONS

Whenever used in this Agreement, the terms defined below shall have the indicated meanings:

“Accounts Payable” shall mean all accounts payable and accrued Liabilities constituting the obligation to make payments in respect of goods and/or services to the extent received, ordered or contracted for by Seller or any of its respective Affiliates on or prior to the Closing in connection with the Business.

“Accounts Receivable” shall mean (i) all accounts receivable under agreements or contracts for services provided by the Business and other rights to payment from customers of the Business and the full benefit of all security for such accounts or right to payment, (ii) all other accounts or notes receivable of Seller, including but not limited to accounts receivable under the Equipment Leases, with respect to the Business and the full benefit of all security for such accounts or notes, and (iii) any claim, remedy or other right relating to any of the foregoing.

“Acquisition” shall mean any transaction or series of transactions involving:

(a)                                  any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Seller is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Seller, or (iii) in which Seller issues securities representing more than 20% of the outstanding securities of any class of voting securities of Seller;

(b)                                 any sale, lease, exchange, transfer, license, acquisition or disposition of any assets that constitute more than 10% of the Purchased Assets (other than the sale of Inventory or services in the ordinary course of the Business); or

(c)                                  any liquidation or dissolution of Seller.

“Acquisition Proposal” shall mean any offer or proposal that is in writing, is from any Person other than Buyer (or its Affiliates or representatives) and proposes, contemplates or otherwise relates to any Acquisition.

“Adjustment Amount” shall have the meaning set forth in Section 3.4(b).

“Affiliate” shall mean, with respect to any Person, any Person which directly or indirectly through stock ownership, other arrangements or otherwise either controls, or is controlled by or is under common control with, such Person.

“Agreement” shall have the meaning set forth in the preamble.

“Allocation” shall have the meaning set forth in Section 3.8.

“Ancillary Agreements” shall mean the (i) Transition Services Agreement, (ii) Deal License Agreement, (iii) Patent Assignment, (iv) Copyright Assignment, (v) Trademark Assignment, (vi) Bill of Sale, (vii) Assignment and Assumption Agreement and (viii) Principal Stockholder Agreement.

“Applicable Laws” shall mean all laws, statutes, codes, rules, regulations, ordinances and reporting or licensing requirements as may be in effect on or prior to the Closing Date of any Governmental Authority having jurisdiction or regulatory authority over the Purchased Assets, the Assumed Liabilities or the Business.

“Assignment and Assumption Agreement” shall mean the assignment and assumption agreement to be entered into between Seller and/or its Affiliates and Buyer, in form and substance reasonably satisfactory to Buyer and Seller.

“Assumed Liabilities” shall mean all Liabilities (whether or not incurred on or prior to the Closing Date) to the extent arising out of, incurred in connection with, or relating to (i) the Purchased Assets (but with respect to the Contracts shall exclude Liabilities resulting from, arising out of or relating to any breach of contract, tort or breach of warranty occurring prior to the Closing Date), (ii) Liabilities for Taxes as set forth in Section 9.1(b), (iii) the ownership or use of the Purchased Assets or the operation of the Business on and after Closing, (iv) all Liabilities and obligations of Buyer under this Agreement and the Ancillary Agreements, (v) all Liabilities set forth on the Closing Statement, as agreed upon pursuant to Section 3.4, and (vi) any Liability set forth on Schedule 1(a).

“Bill of Sale” shall mean the bill of sale and assignment conveying, selling, transferring, and assigning the Purchased Assets to Buyer, in form and substance reasonably satisfactory to Buyer and Seller.

“Books and Records” shall mean all books and records of Seller relating exclusively to and necessary for the operation of the Business as it is currently operated, including, but not limited to, cost and pricing information, accounting records, all client lists, telephone numbers and electronic mail addresses with respect to past, present or prospective clients, customers and suppliers and records, training materials, training records, maintenance and inspection reports, equipment lists, repair notes and archives, sales and marketing materials and the Confidentiality Agreements.

“Break-Up Fee” shall have the meaning set forth in Section 11.3.

“Business” shall mean the business of Seller and, as applicable, its Affiliates, conducted through its transportation business segment, which provides mobile and wireless solutions to the transportation industry.

“Business Day” shall mean any day on which commercial banks are open for business in Baltimore, Maryland.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Employee Plans” shall have the meaning set forth in Section 6.2(c)(i).

“Buyer 401(k) Plan” shall have the meaning set forth in Section 6.2(c)(iii).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Date” shall have the meaning set forth in Section 3.1.

“Closing Net Working Capital” shall have the meaning set forth in Section 3.4(b).

“Closing Net Working Capital Statement” shall have the meaning set forth in Section 3.4(b).

“Closing Statement” shall mean a statement of assets and liabilities of the Business as of the end of the month immediately preceding the Closing Date prepared by Seller and delivered pursuant to Section 3.4(b).

“COBRA” shall mean the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B and any similar state law.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meaning set forth in Section 8.8.

“Confidentiality Agreements” shall mean those agreements entered into by potential buyers of the Business since January 1, 2003 that continue to restrict their disclosure or use of non-public information about the Business obtained in connection with the potential purchase of the Business.  Seller shall be entitled to redact any information included in such agreements that reflects the amount or terms of a third party’s bid for or indication of interest in the Business.

“Contracts” shall mean all written or oral contracts, leases (including unexpired real property leases), subleases, licenses, permits, registrations, authorizations, arrangements, commitments, guarantees, warranties and agreements related primarily to the Purchased Assets or the Business and any and all claims, rights of setoff or recoupment, causes of action, accounts receivable, contracts, contract rights, accounts and/or rights to reciprocal compensation arising under or in connection therewith.

“Copyright Assignment” shall be the copyright assignment to be entered into between Seller and Buyer in form and substance reasonably satisfactory to Buyer and Seller.

“Copyrights” shall mean all registered copyrights and applications therefor.

“Deal License Agreement” shall mean the deal license agreement to be entered into between Seller and Buyer in form and substance reasonably satisfactory to Buyer and Seller.

“Disclosure Schedule” or “Schedule” shall mean that certain schedule identified as such and delivered by Seller to Buyer pursuant to this Agreement, as the same may be supplemented and updated from time to time in accordance with the terms of this Agreement, each of which is hereby incorporated and made a part of this Agreement for all purposes as if set forth in full herein.

“Division Intellectual Property” shall have the meaning set forth in Section 4.9(a).

“Effective Time Adjustment Amount” shall have the meaning set forth in Section 3.5(a).

“Effective Time Payments” shall have the meaning set forth in Section 3.5(a).

“Effective Time Receipts” shall have the meaning set forth in Section 3.5(a).

“Effective Time Statement” shall have the meaning set forth in Section 3.5(a).

“Effective Time Statement Objection Notice” shall have the meaning set forth in Section 3.5(b).

“Effective Time Statement Resolution Period” shall have the meaning set forth in Section 3.5(b).

“Employee Benefit Plan” shall mean all pension, retirement, profit sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement.

“Encumbrances” shall mean all security interests, liens (including mechanic, warehousemen, laborers and landlords liens), pledges, charges, easements, judgments escrows, options, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other encumbrances of any kind.

“Environmental Laws” shall mean any and all Applicable Laws relating to the pollution or the protection of the environment or the protection of human health from environmental hazards.

“Equipment Leases” shall mean all leases of equipment from Seller to its customers, including those leases that involve a remaining obligation or receipt in excess of $100,000 that are set forth on Schedule 1(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” shall mean (i) Tax Assets, (ii) Excluded Know-how, (iii) cash, cash equivalents and marketable securities, (iv) defenses and claims that Seller could assert against third parties, other than defenses and claims to the extent related to the Purchased Assets or the Assumed Liabilities, (v) subject to Section 6.2(b), all Trademarks or other indicia of origin of Seller and its Affiliates in any of the following words, logos, stylized lettering, other designs and variants thereof:  “Aether,” “Aether Systems” or “AIM,” and intellectual property that is licensed or otherwise made available, but not transferred, to Buyer pursuant to the Deal License Agreement, (vi) all books, documents, records and files prepared in connection with or relating in any way to the transactions contemplated by this Agreement, including bids received from other parties and analyses relating in any way to the Purchased Assets, the Assumed Liabilities and/or the Business (but not the Books and Records or the Confidentiality Agreements), (vii) all rights of Seller and its Affiliates under or pursuant to this Agreement, the Ancillary Agreements and the other agreements and transactions contemplated hereby, (viii) the assets, properties and rights of Seller and its Affiliates not used primarily in the operation of the Business as currently operated, (ix) subject to Section 6.3(b), the rights and obligations of Seller under any agreements, contracts, leases, subleases, licenses, and similar instruments that are not assignable by Seller, (x) any rights under or amounts payable from present or former insurance policies covering Seller or the Business and (xi) any amounts included as goodwill of the Business for financial statement purposes.

“Excluded Know-how” shall mean any and all product specifications, processes, methods, product designs, plans, trade secrets, ideas, concepts, manufacturing, engineering and other manuals and drawings, physical and analytical, safety, quality control, technical information, data, research records, all promotional literature, customer and supplier lists and similar data and information, and any and all other confidential or proprietary technical and business information owned or controlled by Seller and related to Seller’s or any of its or its Affiliates’ past or present products or businesses, other than such matters used exclusively with respect to the Purchased Assets or the Business as currently operated, as well as any documentation evidencing any of the foregoing.

“Excluded Liabilities” shall mean any and all Liabilities of the Seller and its Affiliates related in any way to the Business and the Purchased Assets that are not Assumed Liabilities, including, without limitation, Liabilities arising out of, relating to or incurred in connection with (i) Tax Liabilities, (ii) the Excluded Assets, (iii) the Transferred Employees that arise or are based on facts existing prior to Closing or the Seller Employee Plans, (iv) Liabilities of Seller incurred in connection with this Agreement, the Ancillary Agreements or the transactions contemplated thereby, (v) Liabilities of the Business resulting from, arising out of, or relating to any breach of contract, tort, or breach of warranty occurring prior to Closing or that arise after Closing but relate to any such breach that occurred prior to Closing, (vi) indebtedness for borrowed money and outstanding checks and drafts, (vii) any intra-company liabilities of Seller and its Affiliates, other than as set forth on the Closing Statement, (viii) any Liability under any Contract not assigned to Buyer (other than any Contract that Buyer obtains the benefit of in accordance with Section 6.3(b)), (ix) any Liabilities under any change of control agreement with any of the Transferred Employees, (x) any Liabilities owed to any holder of common stock of Seller, (xi) any Liabilities arising under any Environmental Laws to the extent caused by operation of the Business prior to Closing, (xii) any Liabilities arising out of Seller’s failure to comply with Applicable Laws and (xiii) any Liabilities arising from any litigation asserted, alleged or threatened against Seller or with respect to the Business to the extent based upon Seller’s conduct prior to the Closing Date.

“Expense Reimbursement” shall have the meaning set forth in Section 11.3.

“Expiration Date” shall have the meaning set forth in Section 8.1.

“Facility” means any real property, including without limitation any improvement, equipment structure, building or fixture located thereon that is owned, used, operated or rented by Seller primarily in connection with the Business.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any governmental department, commission, board, bureau, agency, court or other instrumentality of the United States, or any country, jurisdiction,

state, county, province, municipality or other political subdivision thereof or any other supranational organization of sovereign states having jurisdiction over the Seller.

“Guarantor” shall have the meaning set forth in the preamble.

“Hazardous Materials” means any substance which is designated as hazardous or toxic under Environmental Laws.

“Income Tax” shall mean any federal, state, local, or foreign tax based on or measured by reference to net income including any interest, penalty, or addition thereto, whether disputed or not.

“Indemnified Party” shall have the meaning set forth in Section 8.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.4(a).

“Indemnity Cap” shall have the meaning set forth in Section 8.7.

“Independent Accounting Firm” shall have the meaning set forth in Section 3.4(b).

“Intellectual Property” shall mean all (i) Patents, (ii) Know-how, (iii) Trademarks, (iv) Copyrights, (v) software programs and (vi) all Other IP, whether registered or not, in each case that are licensed or owned by Seller.

“Interim Period” means the period beginning on the first day of the month in which the Closing occurs and ending at the close of business on the day immediately preceding the Closing Date.

“Inventory” shall mean the consumable inventory of Seller, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by the Business.

“Know-how” shall mean any and all product specifications, processes, methods, product designs, plans, trade secrets, ideas, concepts, inventions, manufacturing, engineering and other manuals and drawings, physical and analytical, safety, quality control, technical information, data, research records, all promotional literature, customer and supplier lists and similar data and information, and any and all other confidential or proprietary technical and business information which are licensed to or owned by Seller and used exclusively in the Business as currently operated.

“Leased Real Property” shall mean the Leases pursuant to which Seller holds a leasehold or subleasehold estate in, or is granted the right to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property used in the Business as currently operated.

“Leases” shall mean all of Seller’s right, title and interest in any lease, sublease, license, concession or other arrangement pursuant to which Seller holds a leasehold or subleasehold estate in, or is granted the right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property used exclusively in the Business prior to the Closing Date, other than Seller’s interest in any land, buildings, structures, improvements or fixtures located at 11500 Cronridge Drive, Suite 110, Owings Mills, Maryland.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Liability” shall mean any and all direct or indirect indebtedness, liabilities, assessments, expenses, claims, Losses, deficiencies, obligations or responsibilities, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any Liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals), whether due or to become due, and whether claims with respect thereto are asserted, if at all, before or after the Closing.

“Liquidation” shall have the meaning set forth in Section 8.11.

“Losses” shall mean any and all out of pocket losses, demands, claims, actions or causes of action, costs, damages, judgments, obligations (including corrective or remedial obligations), debts, settlements, assessments, deficiencies, Taxes (excluding Income Taxes and any other Taxes incurred prior to the Closing Date), penalties, fines or expenses, whether or not arising out of any claims by or on behalf of a third party, including interest, penalties, reasonable attorney’s fees and expenses and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing, but specifically excluding any consequential or punitive damages.

“Material Adverse Effect” shall mean any event, change, circumstance or effect that has a material adverse effect on the Purchased Assets, results of operations, personnel or financial condition of the Business, taken as a whole, other than any event, change, circumstance or effect relating (i) to the United States economy in general, or the economy of any foreign country in general in which Seller participates, (ii) in general to the industries in which the Business operates and not specifically relating to the Business, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) to the announcement of the Agreement or any transactions contemplated hereunder, the fulfillment of the Parties’ obligations hereunder of the consummation of the transactions contemplated by this Agreement, or (v) to any outbreak or escalation of hostilities or act of terrorism involving the United States or any declaration of war by the U.S. Congress that does not affect the operations or financial condition of the Business or the Purchased Assets in a disproportionate manner.

“Material Contract” shall have the meaning set forth in Section 4.20.

“Minimum Loss” shall have the meaning set forth in Section 8.7.

“Most Recent Statement” shall mean the statement of assets and liabilities of the Business dated March 31, 2004.

“Net Working Capital” shall be the amount equal to the remainder of (i) the sum of (a) Accounts Receivable (including Accounts Receivable from Equipment Leases and net of any reserves thereon), (b) Inventory (net of any reserves thereon), and (c) Prepaid Expenses and other current assets (net of any reserves thereon), minus (ii) Accounts Payable (including accrued expenses and accrued employee compensation and benefits).  In the case of all of the foregoing items, each shall be calculated in accordance with GAAP consistent with past practice.  For the avoidance of doubt, Net Working Capital shall not include deferred revenue related to hardware sales, deferred costs and operating expenses related to hardware sales, deferred taxes and intangible assets.  Notwithstanding anything to the contrary hereto, no reserves or accruals on the Most Recent Statement shall be reversed in whole or in part in the absence of changes in facts or circumstances occurring since the date hereof.

“Non-Competing Transaction” shall have the meaning set forth in Section 6.1(c).

“Non-Disclosure Agreement” shall mean that certain Non-Disclosure Agreement, dated March 31, 2004, between Friedman, Billings, Ramsey & Co., Inc., on behalf of Seller, and Buyer’s Affiliate.

“Other IP” shall mean (i) any and all applicable copyrightable works, maskwork rights, including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights, and rights of ownership of copyrightable works, maskworks and all rights to register and obtain renewals and extensions of registrations together with all other interests accruing by reason of international copyright and maskwork conventions and (ii) any inventions or discoveries that may be patentable (including all reissues, divisions, continuations, continuations in part, renewals, re-examinations and extensions of the foregoing) each as owned by Seller and used exclusively in the Business as currently operated.

“Party” or “Parties” shall have the meaning set forth in the introductory paragraph.

“Patents” shall mean all patents, patent disclosures, and patent applications (including, without limitation, all reissues, divisions, continuations, continuations in part, renewals, re-examinations and extensions of the foregoing) owned by Seller and used primarily in the Business as currently operated.

“Patent Assignment” shall mean the patent assignment to be entered into between Seller and Buyer in form and substance reasonably satisfactory to Buyer and Seller.

“Permits” shall mean all permits, licenses approvals, registrations, qualifications, rights, certificates, certifications, consents, and other authorizations of every nature whatsoever required by, or issued to or on behalf of Seller by any Governmental Authority used in the Business as currently operated.

“Permitted Encumbrances” shall mean (i) any Encumbrances specifically disclosed in Seller’s Form 10-K as filed with the SEC on March 15, 2004 as set forth on Schedule 1(d), (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business, and equipment leases with third parties entered into in the ordinary course of business or other Encumbrances incurred by the Business that are a matter of public record, (iv) licenses of Divisional Intellectual Property granted in the ordinary course of the operation of the Business, (v) with respect to the Leased Real Property:  (a) easements, quasi-easements, licenses, covenants, rights-of-way, and other similar restrictions, including without limitation any other agreements, conditions or restrictions, in each case, which are a matter of public record, (b) any conditions that would be shown by a current survey or physical inspection and (c) zoning, building and other similar restrictions pursuant to Applicable Laws, and (vi) any other Encumbrance that is immaterial with respect to the Purchased Asset which it encumbers.

“Person” shall mean an individual, a corporation, a limited or general partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Property” shall mean the equipment, furniture, leasehold improvements, machinery, computer hardware, motor vehicles, telephones, telephone systems and other tangible personal property owned by Seller and used in the Business as currently operated, including all of Seller’s rights to assignable warranties made by third parties to Seller, but excluding any personal property located at 11500 Cronridge Drive, Suite 110, Owings Mills, Maryland that is not used exclusively in the Business, other than personal property of Transferred Employees.

“Prepaid Expenses” as of any date shall mean payments made by Seller or any of its Affiliates with respect to the Business or the Purchased Assets, which constitute prepaid expenses in accordance with GAAP.

“Pre-Closing Statement” shall have the meaning set forth in Section 3.4(a).

“Principal Stockholder Agreement” shall have the meaning set forth in the recitals.

“Proxy Statement” shall mean the proxy statement to be sent to Seller’s stockholders in connection with the Seller Stockholders Meeting.

“Public Reports” means the Company’s Exchange Act filings with the SEC since July 1, 2003.

“Public Software” shall mean any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models which requires the distribution of source code to licensees, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following:  (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License.

“Purchase Price” shall have the meaning set forth in Section 3.2.

“Purchase Price Objection Notice” shall have the meaning set forth in Section 3.4(b).

“Purchase Price Resolution Period” shall have the meaning set forth in Section 3.4(b).

“Purchased Assets” shall mean all right, title and interest in and to all assets used primarily in the Business (or, to the extent specified in the definitions of the defined terms used in the balance of this definition, used exclusively in the Business), other than the Excluded Assets, including, without limitation, (i) the Leased Real Property, (ii) the Personal Property, (iii) subject to Section 6.3(b), the Contracts and Permits, (iv) the Accounts Receivable, (v) the Division Intellectual Property, (vi) the Inventory, maintenance and operating supplies used in the Business as currently operated, (vii) the Prepaid Expenses and other current assets relating primarily to the Business, (viii) subject to Section 6.3(d), all rights and obligations of Seller in, to and under any trust or fiduciary agreements and lockboxes and lockbox accounts, specifically identified on Schedule 4.25, including all funds paid thereto, (ix) copies of all personnel records of Transferred Employees that are not prohibited by Applicable Laws from being transferred, (x) the Books and Records and (xi) defenses and claims of Seller to the extent related to the Purchased Assets and Assumed Liabilities.

“Release” shall have the meaning provided under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601).

“Required Seller Stockholder Vote” shall mean the affirmative vote by the holders of a majority of the outstanding shares of Seller’s common stock, par value $0.01 per share, consenting to the transactions contemplated by this Agreement.

“SEC” shall mean the Securities and Exchange Commission.

“Seller” shall have the meaning set forth in the preamble.

“Seller Board Recommendation” shall have the meaning set forth in Section 6.1(e)(ii).

“Seller Employee Plans” shall have the meaning set forth in Section 4.10.

“Seller 401(k) Plan” shall have the meaning set forth in Section 6.2(c)(iii).

“Seller Product” shall mean each of the products marketed, sold, licensed or otherwise distributed by Seller exclusively in connection with the Business.

“Seller New Matters” shall have the meaning set forth in Section 6.3(c).

“Seller Stockholders Meeting” shall have the meaning set forth in Section 6.1(c).

“Seller’s Knowledge” shall mean, and be limited to, the actual knowledge after reasonable investigation of David Oros, David Reymann, Steven Bass, Frank Briganti and Kristie Scott, it being agreed and understood that none of such individuals is making any representations or warranties to Buyer and that such individuals shall have no liability to Buyer under this Agreement or as a result of their being named in this definition in connection with the matters covered in ARTICLE IV.

“Service Contracts” shall mean all Contracts for service with respect to an Equipment Lease, including those Contracts for service that involve a remaining obligation or receipt in excess of $100,000 that are set forth on Schedule 1(c).

“Straddle Period” shall mean any taxable year or period beginning before and ending after the Closing Date.

“Superior Proposal” shall mean an unsolicited, bona fide offer made by a third party for an Acquisition that is on terms that the board of directors of Seller determines, in its reasonable judgment, after consultation with its financial advisors and legal counsel, would, if consummated, be more favorable to Seller and Seller’s stockholders (taking into account such factors as Seller’s board of directors in good faith deems relevant, including the identity of the offeror and all legal, financial, regulatory and other aspects of the proposal) than the terms of the transactions contemplated by this Agreement, taking into account any change proposed by Buyer.

“Target Net Working Capital” shall mean $28,217,000.

“Tax Assets” shall mean any refund, abatement or credit of, and all other assets comprising receivables or deferred assets or prepayments for, Taxes arising or resulting from Seller’s and its Affiliate’s conduct of the Business or ownership of the Purchased Assets for taxable periods ending on or before the Closing Date.

“Tax Liabilities” shall mean all liabilities for Taxes arising or resulting from Seller’s and its Affiliate’s conduct of the Business or ownership of the Purchased Assets (including for the avoidance of doubt, any payroll, employment or withholding Taxes arising from or with respect to the exercise of stock options issued by the Seller or its Affiliates to Transferred Employees).

“Tax Returns” shall mean all reports, returns, schedules and any other documents required to be filed with respect to Taxes and all claims for refunds of Taxes.

“Taxes” (and with correlative meanings, “Tax” and “Taxable”) shall mean all taxes of any kind imposed by a federal, state, local or foreign Governmental Authority, including but not limited to those on, or measured by or referred to as income, gross receipts, financial operation, sales, use, ad valorem, value added, franchise, profits, license, withholding, payroll (including all contributions or premiums pursuant to industry or governmental social security laws or pursuant to other tax laws and regulations), employment, excise, severance, stamp, occupation, premium, property, transfer or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by such Governmental Authority with respect to such amounts.

“Termination Fee” shall have the meaning set forth in Section 11.3.

“Third Party Intellectual Property” shall have the meaning set forth in Section 4.9(c).

“Trademark Assignment” shall mean the trademark assignment to be entered into between Seller and Buyer in form and substance reasonably satisfactory to Buyer and Seller.

“Trademarks” shall mean (i) trademarks, service marks, trade names, trade dress, labels, logos and all other names and slogans used exclusively with any products or embodying associated goodwill of the Business related to such products, whether or not registered, and any applications or registrations therefor, and (ii) any associated goodwill incident thereto, in each case owned by or licensed to Seller and used with respect to the Purchased Assets or in the Business as currently operated.

“Transfer Taxes” shall have the meaning set forth in Section 3.9.

“Transferred Employees” shall have the meaning set forth in Section 6.2(c).

“Transition Services Agreement” shall mean the transition services agreement to be entered into between Seller or its Affiliates and Buyer in form and substance reasonably satisfactory to Buyer and Seller.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.14(b).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

ARTICLE II

PURCHASE AND SALE OF THE ASSETS AND ASSUMPTION OF LIABILITIES

Section 2.1                                      Purchase and Sale of Assets.

(a)                                  Subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, convey, transfer and deliver to Buyer as of the Closing Date, and Buyer agrees to purchase and take assignment and delivery from Seller as of the Closing Date, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than the Permitted Encumbrances.

(b)                                 Seller shall retain and not sell, convey, transfer or deliver to Buyer, and Buyer shall not purchase or have any rights in or to, the Excluded Assets.

(c)                                  The transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any Liabilities of Seller unless Buyer expressly assumes any such Liabilities pursuant to Section 2.2 hereof.

Section 2.2                                      Assignment and Assumption of Liabilities.

(a)                                  Subject to and in accordance with the terms and conditions of this Agreement, Buyer will assume as of the Closing Date responsibility for the performance and satisfaction when due of the Assumed Liabilities.

(b)                                 The liabilities and obligations of Seller and its Affiliates transferred to Buyer as of the Closing Date shall not include any Liability of Seller that is not an Assumed Liability and shall not include the Excluded Liabilities.

ARTICLE III

CLOSING

Section 3.1                                      Closing.  Subject to the Parties’ satisfaction or waiver of the conditions precedent set forth in ARTICLE VII, the closing and consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place on the second Business Day after receipt of the Required Seller Stockholder Vote or if all of the conditions set forth in ARTICLE VII have not been satisfied or waived as of such date, then the second Business Day after all such conditions have been satisfied or waived (such date being the “Closing Date”).  The Closing shall occur at 10:00 a.m., Eastern Time, at the offices of Kirkland & Ellis LLP at 655 15th Street, NW, Suite 1200, Washington, DC 20005.  The Parties shall use commercially reasonable efforts to satisfy all of the conditions set forth in ARTICLE VII (other than receipt of the Required Seller Stockholder Vote) prior to the Seller Stockholders Meeting and the Parties further agree that if they are unable to hold the Closing on or prior to the 20th day of a calendar month, they shall hold the Closing on the last Business Day of such calendar month.

Section 3.2                                      Purchase Price.  Subject to the terms and conditions set forth in this Agreement, Buyer agrees to pay at Closing to Seller the sum (subject to post-Closing adjustment pursuant to Section 3.4(b)) (the “Purchase Price”) of Twenty Five Million Dollars ($25,000,000) representing the aggregate consideration for the purchase and sale of the Purchased Assets.

Section 3.3                                      Closing Payment.  At Closing, Buyer shall pay to Seller the Purchase Price in immediately available funds by wire transfer to an account designated by Seller by written notice to Buyer.  Seller shall designate such account in writing at least two (2) Business Days prior to the Closing Date.

Section 3.4                                      Determination of Purchase Price and Adjustments to Purchase Price.

(a)                                  No less than three (3) Business Days prior to the Closing Date, the Seller shall (i) prepare and deliver to Buyer a statement of assets and liabilities of the Business as of the end of the month immediately preceding the month in which the Closing occurs (the “Pre-Closing Statement”), (ii) include with the Pre-Closing Statement information showing what Closing Net Working Capital would be if the Closing had occurred on such date, and (iii) provide Buyer with a certificate of its Chief Financial Officer stating that the Pre-Closing Statement and the accompanying calculation were prepared by Seller in good faith, and the Pre-Closing Statement was prepared in a manner consistent with Seller’s past practices, is consistent with the Books and Records and presents fairly the balance sheet items of the Business reflected thereon as of the date thereof.

(b)                                 As soon as practicable (and in any event within forty-five (45) days following the Closing), Seller shall prepare and deliver to Buyer, (i) the Closing Statement, (ii) a statement (the “Closing Net Working Capital Statement”) setting forth Net Working Capital as of the close of business on the last day of the month for the month immediately preceding the month in which the Closing occurred unless the Closing occurred on the last Business Day of the month in which case the statement shall be as of the Closing Date (the “Closing Net Working Capital”), and (iii) all work papers and back-up materials relating thereto.  Each Party shall bear their own costs and expenses of preparing the Closing Statement.  Buyer shall assist Seller and its representatives in the preparation of the Closing Statement and shall provide Seller and its representatives access at all reasonable times to the personnel, properties, and Books and Records for such purpose.  No changes shall be made in any reserve or other account existing as of the date of the Closing Statement except as required by GAAP.  The Closing Statement and the Closing Net Working Capital Statement shall be conclusive and binding on the Parties hereto unless Buyer gives written notice to Seller of any objections thereto setting forth in reasonable detail the amounts in dispute and the basis for such disagreement (a “Purchase Price Objection Notice”) within sixty (60) days after its receipt of the Closing Statement and the Closing Net Working Capital Statement (but such notice shall not be due in any event before the 90th day after Closing).  If Buyer delivers a Purchase Price Objection Notice as provided above, the Parties shall attempt in good faith to resolve such dispute, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If the Parties are unable to resolve all disputes in the Purchase Price Objection Notice, despite good faith negotiations, within thirty (30) days thereafter (the “Purchase Price Resolution Period”), then the Parties will, within thirty (30) days after the expiration of the Purchase Price Resolution Period, submit any such unresolved disputes to an independent accounting firm mutually acceptable to Buyer and Seller (the “Independent Accounting Firm”).  Buyer and Seller shall provide to the Independent Accounting Firm all work papers and back-up materials relating to the unresolved disputes requested by the Independent Accounting Firm to the extent available to Buyer or its representatives or Seller or its representatives.  Buyer and Seller shall be afforded the opportunity to present to the Independent Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Independent Accounting Firm.  The determination by the Independent Accounting Firm, as set forth in a notice to be delivered to Buyer and Seller within thirty (30) days after the submission of the unresolved disputes to the Independent Accounting Firm, shall be final, binding and conclusive on the Parties.  The fees and expenses of the Independent Accounting Firm shall be borne equally by the Parties.  The Closing Net Working Capital reflected in the Closing Net Working Capital Statement, as revised to reflect the resolution of any and all disputes by the Parties and/or the Independent Accounting Firm, shall be deemed to be the Closing Net Working Capital.  The “Adjustment Amount” (which may be a positive or negative number) shall equal the amount determined by subtracting the Target Net Working Capital from the Closing Net Working Capital.  If the Adjustment Amount is positive, the Adjustment Amount shall be paid by Buyer via wire transfer of immediately available funds to the bank account designated in writing by Seller.  If the Adjustment Amount is negative, an amount equal to the absolute value of the Adjustment Amount minus the lesser of (i) $650,000 or (ii) the absolute value of the Adjustment Amount shall be paid by Seller via wire transfer of immediately available funds to the bank account designated in writing by Buyer.  All payments shall be made together with interest at the rate of 6% per annum, which interest shall begin accruing on the Closing Date and end on the date that the payment is made.  Within five (5) Business Days after the calculation of the Closing Net Working Capital becomes binding and conclusive on the Parties, Seller or Buyer, as the case may be, shall make the wire transfer payment provided for in this Section 3.4(b).

Section 3.5                                      Effective Time Adjustments.

(a)                                  If and only if the Closing Date does not occur on the last Business Day of the month, within forty-five (45) days after the Closing, Seller shall prepare and deliver to Buyer a statement and supporting schedules (the “Effective Time Statement”) setting forth all of the cash received by Seller with respect to the Business during the Interim Period (collectively, the “Effective Time Receipts”) and all cash payments made by Seller or its Affiliates with respect to the Business, except for those payments relating to Excluded Liabilities or related party payments to Seller or its Affiliates during the Interim Period (collectively, the “Effective Time Payments”).  The “Effective Time Adjustment Amount” (which may be a positive or negative number) shall equal the amount determined by subtracting the Effective Time Payments from the Effective Time Receipts.  If the Effective Time Adjustment Amount is positive, Seller shall pay Buyer such positive amount via wire transfer of immediately available funds to the bank account designated in writing by Buyer.  If the Effective Time Adjustment Amount is negative, Buyer shall pay Seller such amount via wire transfer of immediately available funds to the bank account designated in writing by Seller.  Any payment required under this Section 3.5(a) shall be paid within five (5) Business Days after the Effective Time Statement becomes final, binding and conclusive in accordance with Section 3.5(b).

(b)                                 The costs and expenses of preparing the Effective Time Statement shall be borne by Seller.  The Effective Time Statement shall be conclusive and binding on the Parties unless the Buyer gives written notice of any objections thereto setting forth in reasonable detail the amounts in dispute and the basis for such disagreement (an “Effective Time Statement Objection Notice”) to Seller within sixty (60) days after its receipt of the Effective Time Statement.  If the Buyer delivers an Effective Time Statement Objection Notice as provided above, the Parties shall attempt in good faith to resolve such dispute, and any resolution by them as to any disputed amounts shall be final, binding and conclusive.  If the Parties are unable to resolve all disputes reflected in the Effective Time Statement Objection Notice, despite good faith negotiations, within thirty (30) days thereafter (the “Effective Time Statement Resolution Period”), then the Parties will, within thirty (30) days after the expiration of the Effective Time Statement Resolution Period, submit any such unresolved disputes to the Independent Accounting Firm.  Buyer and Seller shall provide to the Independent Accounting Firm all work papers and back-up materials relating to the unresolved disputes requested by the Independent Accounting Firm to the extent available to Buyer or its representatives or Seller or its representatives.  Buyer and Seller shall be afforded the opportunity to present to the Independent Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Independent Accounting Firm.  The determination by the Independent Accounting Firm, as set forth in a notice to be delivered to Buyer and Seller within thirty (30) days after the submission of the unresolved disputes to the Independent Accounting Firm, shall be final, binding and conclusive on the Parties.  All payments shall be made together with interest at the rate of 6% per annum, which interest shall begin accruing on the Closing Date and end on the date that the payment is made.  The fees and expenses of the Independent Accounting Firm shall be borne equally by the parties.  Calculations under this Section 3.5 shall be separate and distinct from the calculations made under Section 3.4(b).

Section 3.6                                      Deliveries By Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a)                                  the Purchase Price;

(b)                                 the executed certificate required to be delivered pursuant to Section 7.2(c);

(c)                                  all Ancillary Agreements duly executed by Buyer; and

(d)                                 such other deeds, bills of sale, endorsements, assignments, affidavits and other instruments of sale, assignment, conveyance and transfer, in form and substance reasonably satisfactory to Buyer and Seller, as are required to effectively vest in Buyer all of Seller’s right, title and interest in and to all of the Purchased Assets, free and clear of any and all Encumbrances, except for the Permitted Encumbrances.

Section 3.7                                      Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered by its Affiliates, to Buyer the following:

(a)                                  the executed certificate required to be delivered pursuant to Section 7.3(c);

(b)                                 all Ancillary Agreements duly executed by Seller; and

(c)                                  such other deeds, bills of sale, endorsements, assignments, affidavits and other instruments of sale, assignment, conveyance and transfer, in form and substance reasonably satisfactory to Buyer and Seller, as are required to effectively vest in Buyer all of Seller’s right, title and interest in and to all of the Purchased Assets, free and clear of any and all Encumbrances, except for the Permitted Encumbrances.

Section 3.8                                      Tax Allocations.  Within thirty (30) days after the final determination of the Closing Net Working Capital, Seller shall prepare and deliver to Buyer a schedule allocating the Purchase Price (and any other items or amounts that are required for federal income tax purposes to be included in the Purchase Price), among the Purchased Assets under the principles of Code Section 1060 and regulations thereunder (and any similar provision of state, local or foreign law, as appropriate) (such schedule and the allocations it contains, the “Allocation”).  The Allocation shall be binding and conclusive and deemed accepted by Buyer, unless Buyer shall have notified Seller in writing of any objections thereto within twenty (20) Business Days after delivery of the Allocation, specifying in reasonable detail each item on the Allocation that Buyer disputes.  Upon receipt of such objections, Seller and Buyer shall resolve the differences following the dispute resolution procedures (including the time periods) set forth in Section 3.4(b) for the Closing Statement.  Buyer and Seller shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation and shall not voluntarily take a position contrary thereto or inconsistent therewith (including, without limitation, in any audits or examinations by any governmental authority or any other proceedings).  Buyer and Seller shall cooperate in the filing of any forms (including Form 8594 under Section 1060 of the Code) with respect to such Allocation, including any amendments to such forms required with respect to such Allocation.

Section 3.9                                      Transfer Taxes.  All stamp, transfer, documentary, sales and use, registration and other similar taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be paid equally by Buyer and Seller, and except to the extent required to be filed by Seller, Buyer shall properly file on a timely basis all necessary Tax Returns and other documentation with respect to all Transfer Taxes.  The provisions of this Section 3.9 and no other provision, shall govern the economic burden of Transfer Taxes.

ARTICLE IV

SELLER’S REPRESENTATIONS AND WARRANTIES

Subject to the exceptions and limitations set forth in this ARTICLE IV and the matters set forth on the Schedules as may be supplemented or updated pursuant to this Agreement, Seller represents and warrants to Buyer as follows.

Section 4.1                                      Organization and Good Standing.  Seller is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite power and authority to own, lease and operate its properties and to operate the Business as currently operated.  Seller is duly qualified in each jurisdiction set forth on Schedule 4.1 in which the ownership of property or the conduct of its business requires such qualification.

Section 4.2                                      Corporate Authorization.  Seller has full power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations under this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms set forth therein.  This Agreement has been duly executed and delivered by Seller and, assuming the due execution of this Agreement by Buyer, this Agreement is a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally, and general equitable principles.  All requisite corporate action on the part of Seller has been taken to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which Seller is or will be a party subject only to the approval of this Agreement and the sale of the Business by Seller’s stockholders as contemplated by Section 6.1(e)(i).

Section 4.3                                      Sufficiency of Assets.  Except as set forth on Schedule 4.3, the Purchased Assets constitute all of the assets (tangible and intangible) and all of the property (real and personal) of any nature whatsoever necessary to conduct the Business as currently operated.  The Purchased Assets, together with the assets set forth on Schedule 4.3 and the rights granted through the Ancillary Agreements, constitute all of the assets that are used in the Business.  The tangible Purchased Assets are free from material defects, have been maintained in accordance with normal industry practice and are in good operating condition and repair, subject to ordinary wear and tear.  The Purchased Assets, together with the rights granted by Seller to Buyer through the Ancillary Agreements, constitute all assets necessary to enable Buyer to conduct the Business as presently conducted by Seller.

Section 4.4                                      Consents.  Except as set forth on Schedule 4.4, no consent, approval of or by, or filing with or notice to any Governmental Authority is required by or with respect to Seller in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions provided for hereby.

Section 4.5                                      No Breach.  Except as set forth on Schedule 4.5, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements, and the consummation by Seller of the transactions contemplated hereby and thereby, do not and will not (a) breach, contravene, conflict with or cause a default under (with or without the giving of notice or lapse of time) the articles of incorporation or bylaws of Seller, (b) breach, contravene, conflict with or cause a default under (with or without the giving of notice or lapse of time) any Material Contract to which the Seller is a party or is bound or to which any of the Purchased Assets are subject, (c) result in the creation of an Encumbrance, other than Permitted Encumbrances, on either the Purchased Assets or the Business, (d) conflict with or violate in any material respect any material Legal Requirement applicable to Seller or the Purchased Assets or (e) result in the payment by, or the creation of any obligation (absolute or contingent) to pay on behalf of, Seller of any severance, termination, “golden parachute” or other similar payment, whether pursuant to a Contract or Applicable Law.

Section 4.6                                      Title to Property.  Except as set forth in on Schedule 4.6, at the Closing, Seller will convey and Buyer will acquire good, valid and marketable title to, or a valid leasehold or subleasehold interest in, the Purchased Assets, free and clear of any and all Encumbrances (including any and all claims that may arise by reason of the execution, delivery or performance by Seller of this Agreement) other than the Permitted Encumbrances.

Section 4.7                                      Permits.  Seller possesses all material Permits necessary for the operation of the Business as currently operated by Seller.  Schedule 4.7 contains a complete list of all Permits held by Seller used in the Business as currently operated, the date of expiration of each Permit, and whether each such Permit is transferable.  Copies of such Permits have been made available to Buyer.  Seller (and not any third Person or Affiliate of Seller) is the authorized and legal holder of all Permits.  The Permits constitute all of the licenses, permits or authorizations necessary to entitle the Seller to carry on the Business in all material respects as currently conducted.  Except as related to any applications for Permits, the Permits are in full force and effect, and the Business has been conducted in compliance with the Permits in all material respects.  To the Knowledge of Seller, there is no proceeding pending to revoke, suspend or adversely modify any of the Permits in any material respect.

Section 4.8                                      Litigation; Orders.  Except as set forth on Schedule 4.8, (a) there is no action, suit, arbitration or regulatory proceeding or claim pending, or, to Seller’s Knowledge, threatened against the Business or the Purchased Assets and (b) there are no decrees, injunctions, liens, orders or judgments of or with any court or governmental department or agency outstanding against Seller or any of its Affiliates relating to or affecting the Purchased Assets or the Business.

Section 4.9                                      Intellectual Property.

(a)                                  Seller owns, or has the right to use, all Intellectual Property used in the Business as currently conducted by Seller, free of any Encumbrances (other than any Permitted Encumbrances).  Schedule 4.9(a) lists (i) all Patent and Copyright registrations owned by Seller and used in the Business, (ii) all Trademarks owned by Seller and used in the Business, and (iii) all computer software owned by Seller and used exclusively in the Business and hardware designed specifically for use in the Business (collectively, with the Other IP, the “Division Intellectual Property”).  All Patents and Trademarks and Copyrights included in the Division Intellectual Property are valid and subsisting, and all maintenance fees relating thereto have been paid in a timely fashion.

(b)                                 To Seller’s Knowledge, no third party has infringed or misappropriated any Division Intellectual Property.

(c)                                  Schedule 4.9(c) contains an accurate list as of the date of this Agreement of all licenses or other agreements related to Intellectual Property and used in the Business  (collectively, “Third Party Intellectual Property”) other than (i) so-called “off-the-shelf” shrinkwrap, clickwrap or directly out-of-package computer software programs, (ii) software with a replacement cost of less than $10,000 or (iii) Public Software.  Seller is not in material breach of any such license or other agreement.

(d)                                 The Business (including but not limited to the sale of Seller Products) as currently conducted does not infringe or misappropriate any intellectual property owned or used by any third party, and Seller has not to its Knowledge received any notice of the foregoing.

(e)                                  Except as set forth in Schedule 4.9(e), no Public Software has been incorporated into any Seller Product.

(f)                                    Seller has taken all steps reasonably necessary to protect the trade secrets and other confidential information relating to the Business and Division Intellectual Property.  Seller has taken all steps reasonably necessary to protect the trade secrets and other confidential information relating to the Business and the Division Intellectual Property.

(g)                                 The use of the Division Intellectual Property by Seller does not, and the use of the Division Intellectual Property by Buyer after the Closing in the same manner will not, infringe upon the intellectual property rights of any Person under any Law.  Seller is not in default and, to the Knowledge of Seller, no third Person is in default under, any license, sublicense or agreement by which Seller holds or has given to others the right to use any Division Intellectual Property.

(h)                                 Except pursuant to an agreement set forth on Schedule 4.9(c), (or excluded from such schedule pursuant to Section 4.9(c)(i)-(iii) or as set forth on Schedule 4.9(h), Seller does not owe any royalties or other payments with respect to third parties in respect of any Intellectual Property used in the Business, and any royalties or other payments that have occurred prior to the Closing have been paid.

Section 4.10                                Employee Benefits Plans.

(a)                                  Schedule 4.10 lists each Employee Benefit Plan that Seller maintains or to which Seller contributes on behalf of employees of the Business (“Seller Employee Plans”).  To Seller’s Knowledge, each such Employee Benefit Plan has been maintained, funded and administered in accordance with its terms and complies in all respects with the applicable requirements of ERISA, the Code, and other Applicable Laws.  Buyer has received true and correct copies of the Seller Employee Plans.

(b)                                 None of such Employee Benefit Plans is a “multiemployer plan,” as defined in Section 3(37) of ERISA, a “defined benefit plan,” as defined in Section 3(35) of ERISA, or a plan subject to Section 412 of the Code.

(c)                                  No event has occurred and no condition exists, with respect to any Seller Employee Plan or other Employee Benefit Plan maintained or contributed to by Seller or any Affiliate thereof, that has subjected or could subject Buyer, any Affiliate of Buyer or any plan maintained thereby, to any obligation, Tax, fine, penalty or other liability upon and after the Closing.  Without limiting the foregoing, no Seller Employee Plan or other Employee Benefit Plan maintained or contributed to by Seller or any Affiliate thereof will be directly or indirectly binding upon Buyer or any Affiliate thereof after the Closing.

(d)                                 Seller’s 401(k) plan and its trust intended to qualify under Section 501(a) of the Code have obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its tax-qualified status from the Internal Revenue Service.

Section 4.11                                Taxes.  Except as disclosed on Schedule 4.11, Seller has filed all Tax Returns that it was required to file, each of which were correct and complete in all material respects.  All Taxes owed by Seller (whether or not shown on any Tax Return) have been paid or adequately reserved for.  Except as set forth on Schedule 4.11, no action, suit, proceeding or audit is pending against or with respect to the Business regarding Taxes and Seller has not waived any statue of limitations in respect of Taxes or requested any extension of time within which to file any Tax Return that has not been filed.  Seller is not a foreign person as defined in Section 1445(b)(2) of the Code and the regulations thereunder.

Section 4.12                                Environmental Matters.  Except as set forth on Schedule 4.12: (i) Seller is in material compliance with and has materially complied with all Environmental Laws; (ii) without any limitation to the foregoing, Seller has obtained and is in material compliance with all Permits required under Environmental Laws to conduct the Business; (iii) Seller has not received any written notice, report or other information from any Governmental Entity regarding any material violation of, or any material liabilities (including any material investigatory, remedial or corrective obligations) arising under, any Environmental Laws.  Seller has not, and to the Knowledge of Seller, no third Person has caused any Release of Hazardous Materials at, on, under or from any real property operated or leased by Seller that has given rise to, or is reasonably expected to give rise to, a material liability of Seller under any Environmental Law.  Seller has delivered to Buyer true and correct copies of all current environmental reports in Seller’s possession with respect to the Business or any real property operated or leased by Seller.

Section 4.13                                Compliance with Legal Requirements.  Except as set forth on Schedule 4.13, Seller is in material compliance with all material Legal Requirements that are applicable to the conduct or operation of the Business or the ownership of the Purchased Assets.  Seller has not received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any material Legal Requirement applicable to the Business.

Section 4.14                                Financial Statements.

(a)                                  Each of the consolidated financial statements (including, in each case, any notes thereto and segment information included therein) contained in the Seller’s Annual Report on Form 10-K for the year ended December 31, 2003 and Seller’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2004 were prepared in accordance with GAAP (except in each case as described in the notes thereto) applied on a consistent basis throughout the periods indicated and each presented fairly the financial position of Seller and its subsidiaries on a consolidated basis, as at the respective dates thereof and its results of operations, stockholders’ equity and cash flows for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments and the absence of footnotes).

(b)                                 Seller has provided to Buyer an unaudited statement of assets and liabilities and a statement of revenue and direct operating expenses for the Business (excluding certain corporate overhead and non-cash charges) as of and for the year ended December 31, 2003 and as of and for the quarter ended March 31, 2004 (collectively, the “Unaudited Financial

Statements”).  The Unaudited Financial Statements are set forth on Schedule 4.14(b), and the Unaudited Financial Statements (i) have been prepared from information contained in the Books and Records, (ii) have been prepared in accordance with GAAP, except as otherwise provided on Schedule 4.14(b)(i) and (iii) are true and correct in all material respects and fairly present the financial operations of the Business by Seller as of the dates and for the periods indicated therein.

Section 4.15                                Employees.  Schedule 4.15 lists all of Seller’s employees, independent contractors and consultants used in connection with the Business as currently operated.  Except as set forth on Schedule 4.15, none of the individuals employed by Seller is on a long-term leave of absence.  Seller is not a party to or bound by any collective bargaining agreement, nor has Seller experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute in the past three years.  There are no material claims, complaints, charges, investigations or proceedings pending or, to Seller’s Knowledge, reasonably expected or threatened, between Seller, on the one hand, and any Employees, on the other hand, including, but not limited to, any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, or similar tortuous conduct, breach of contract, wrongful termination, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic advantage.

Section 4.16                                Filings with the SEC.  None of the Public Reports, as of their respective dates, contained with respect to the Purchased Assets, the Assumed Liabilities, or the Business any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.17                                Broker’s Fees.  No agent, broker, firm or other Person acting on behalf of Seller is, or will be, entitled to any investment banking, commission, broker’s or finder’s fees from any of the parties hereto, or from any Affiliate of any of the parties hereto, in connection with any of the transactions contemplated by this Agreement, except for Friedman, Billings, Ramsey & Co., Inc., whose fees and expenses will be paid by Seller.

Section 4.18                                Inventory.  The Inventory does not include items that are obsolete, damaged or slow moving, for which reserves have not been established in accordance with GAAP.  The Inventory is in good and merchantable condition, is suitable and usable for the purposes for which it is intended and is in a condition such that it can be sold in the ordinary course of the Business consistent with Seller’s past practice.  The Inventory is valued on the Books and Records at the lesser of cost or fair market value net of reserves recorded in accordance with GAAP.  Inventory now on-hand that was purchased after March 31, 2004 was purchased in the ordinary course of business by Seller at a cost not exceeding market prices prevailing at the time of purchase.

Section 4.19                                Absence of Certain Changes.  Since March 31, 2004, Seller has conducted the Business in the ordinary and usual course consistent with past practice and, without limiting the generality of the foregoing, has not:

(a)                                  suffered any Material Adverse Effect;

(b)                                 suffered any material damage, destruction or loss, whether or not covered by insurance, in the Business or the Purchased Assets;

(c)                                  effected any acquisition, sale or transfer of any material asset used primarily in the Business other than in the ordinary course of business and consistent with past practice;

(d)                                 effected any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) with respect to the Business, except as required by changes in GAAP;

(e)                                  entered into any contract or agreement that would be a Material Contract, other than in the ordinary course of business, or terminated or defaulted under any Material Contract to which Seller is a party or by which it is bound;

(f)                                    granted any license or covenant not to sue with respect to the Division Intellectual Property, except in the ordinary course of business;

(g)                                 permitted or allowed any of the Purchased Assets to be subjected to any Encumbrance of any kind (other than a Permitted Encumbrance);

(h)                                 with respect to the Business or the Contracts, incurred any contingent Liability as guarantor or otherwise with respect to the obligations of others;

(i)                                     incurred, assumed or guaranteed any indebtedness for borrowed money with respect to the Business, in each case that may bind or obligate Buyer or any of its Affiliates in any way or as a result of the consummation of the transactions contemplated hereby;

(j)                                     made any loan, advance or capital contribution to or any investment in any Person in connection with the Business, in each case that may bind or obligate Buyer or any of its Affiliates in any way upon or as a result of the consummation of the transaction contemplated hereby;

(k)                                  instituted or settled any action, suit, arbitration or regulatory proceeding other than in the ordinary course of business and consistent with past practice;

(l)                                     canceled or agreed to cancel any debts or claim other than in the ordinary course of business consistent with past practice;

(m)                               (i) increased the rate of compensation payable or to become payable to any individual set forth on Schedule 4.15 or (ii) granted any bonus, incentive compensation, service award or other like benefit, contingent or otherwise, to the credit of any individual set forth on Schedule 4.15, in each case other than in the ordinary course of business consistent with past practice;

(n)                                 agreed to take any action described in this Section 4.19 or outside of its ordinary course of business.

Section 4.20                                Material Contracts.

(a)                                  Schedule 4.20 contains a complete and correct list of the following Contracts to which Seller is a party or by which the Seller is bound (collectively, the “Material Contracts”):

(i)                                     all Contracts between Seller and the top thirty (30) revenue-producing customers of the Business as determined based on subscriber revenues generated and based on units shipped during the first quarter of fiscal year 2004 and the top thirty (30) revenue customers for the fiscal year 2003;

(ii)                                  all Contracts for the future purchase of supplies, products or raw materials involving a remaining obligation in excess of $100,000;

(iii)                               all notes, bonds, indentures and other instruments and agreements evidencing, creating or otherwise relating to obligations for borrowed money and guarantees of obligations for borrowed money which relate to the Business;

(iv)                              all Contracts for capital expenditures with remaining obligations in excess of $100,000 each;

(v)                                 all joint venture, partnership, and other Contracts involving a sharing of profits, losses, costs or liabilities by the Seller with any other Person;

(vi)                              all Contracts containing covenants that in any way purport to limit the freedom of the Seller to engage or to compete with any Person or any acquisition agreement with ongoing indemnification obligations that in each case would bind or obligate Buyer or any of its Affiliates as a result of the consummation of the transactions contemplated hereby;

(vii)                           any other agreement material to the Business, the performance of which involves aggregate payments in excess of $100,000;

(viii)                        any agreement to sell, lease or otherwise dispose of any Purchased Assets other than in the ordinary course of business;

(ix)                                any agreement pursuant to which the Business advances funds to make payments on behalf of its customers;

(x)                                   intercompany agreements to which Seller is a party or is otherwise bound and that will continue following the Closing Date;

(xi)                                employment or bonus agreements, including collective bargaining agreements, with individuals set forth on Schedule 4.15, and any agreement with any individual set forth on Schedule 4.15 that (A) provides for the payment of severance upon the termination of employment of any such individual, (B) is in the nature of a stay bonus or retention bonus, (C) provides for a payment upon change of control or (D) provides for a loan to any such individual from Seller or a loan from any such individual to Seller;

(xii)                             each power of attorney of Seller that is currently outstanding and effective and relates to the Business; and

(xiii)                          each Contract set forth on Schedule 4.22.

(b)                                 Each of the Material Contracts is valid, binding and in full force and effect and enforceable by Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditor’s rights generally and general equitable principles.  Neither Seller, nor, to Seller’s Knowledge, any other party, is in default under any Material Contract, and there are no existing disputes or written claims of default relating thereto, or to Seller’s Knowledge, any facts or conditions which, if continued, are reasonably likely to result in a default or claim of default thereunder.  No party to any Material Contract has notified Seller that it intends to cancel, withdraw, modify or amend such Material Contract.

Section 4.21                                Insurance.  Seller maintains insurance policies relating to the Business or the Purchased Assets providing coverage described in Schedule 4.21.  All of such policies are in full force and effect, and Seller is not in default with respect to any material provision of any of such policies.  Seller has not received notice from any issuer of any such policies of its intention to cancel, terminate or refuse to renew any policy issued by it.  There is no claim pending under any of such policies or bonds with respect to the Business or the Purchased Assets.  Seller has no Knowledge of any threatened termination of any of such policies.

Section 4.22                                Facilities.  Schedule 4.22 provides an accurate and complete list of the current Facilities.  Seller has provided Buyer true and complete copies of the Leases for any Leased Real Property.  Except as set forth in Schedule 4.22, there exists no material event of default by Seller (nor any event which with notice or lapse of time would constitute an event of default by Seller) with respect to any Lease for any Leased Real Property, and there exists no material event of default by any of the other parties thereto (nor any event which with notice or lapse of time would constitute an event of default by any of the other parties thereto) with respect to any such Lease.  Seller has a valid leasehold interest in the Leased Real Property, free and clear of all Encumbrances, other than the Permitted Encumbrances.  To Seller’s Knowledge, the Facilities, and any improvements Seller has constructed in the Facilities, are in compliance in all material respects with all Applicable Laws with respect to or affecting the Facilities.  Seller does not own any of the Facilities.

Section 4.23                                Accounts Receivable; Accounts Payable.

(a)                                  All Accounts Receivable represent (or, if arising after the date of this Agreement, will represent) valid obligations arising from transactions actually made or services actually performed in the ordinary course of the Business and were prepared in accordance with GAAP.  Neither the Seller nor any of its respective Affiliates has received written notice of, nor to Seller’s Knowledge is there, any contest, claim, defense or right of set-off related to any Accounts Receivable, other than returns in the ordinary and usual course of the Business. Except for the Accounts Receivable, neither Seller nor any of its Affiliates has extended any credit to any Person.  All reserves for bad debt shown on the Most Recent Statement are reflected properlyin accordance with GAAP.

(b)                                 All Accounts Payable represent or will represent valid obligations arising from transactions actually made or services actually performed in the ordinary course of the Business in accordance with GAAP.

Section 4.24                                Customers and Suppliers.  Schedule 4.24(i) sets forth a true and complete list of the top 30 customers of the Business based on each of (a) subscriber service revenue and (b) units shipped for the calendar year ended December 31, 2003 and for the quarter ended March 31, 2004.  There are no outstanding material disputes with any customer or supplier of the Business, and no customer or supplier has indicated in writing, or, to the Knowledge of Seller, orally that it will not do business with, materially reduce its business with, or materially change the terms on which it does business with the Business in the future, except as set forth on Schedule 4.24(i).  Schedule 4.24(ii) sets forth the aggregate number of all subscribers as of January 1, 2003 and the aggregate number of additions and terminations as of December 31, 2003.  Additionally, Schedule 4.24(iii) sets forth the aggregate number of all subscribers as of January 1, 2004 and the aggregate number of additions and terminations as of March 31, 2004.  Schedule 4.24(iv) sets forth a true complete list of the top 15 suppliers.

Section 4.25                                Bank, Money Market and Brokerage Accounts.  Schedule 4.25 sets forth a true and correct list showing the name and address of each banking institution, mutual fund or stock brokerage firm with which Seller has an account, safe deposit or lockbox related to the Business, the account numbers or box numbers relating thereto, and the name of each Person authorized to draw thereon or to have access thereto.  All debtors of the Business have been instructed in writing to make payments owed to Seller or the Business to such accounts or lockboxes, and there are no other lockboxes related to the Business.

Section 4.26                                Books and Records.  Seller has made and kept (and given Buyer access to) the Books and Records which, in reasonable detail, accurately and fairly reflect in all material respects the activities and transactions of the Business as currently operated.  Seller makes no representation or warranty with respect to the Confidentiality Agreements, except that as of Closing Seller will have made a good faith effort to provide Buyer with true and correct copies of such Confidentiality Agreements.

Section 4.27                                Product Defects; Product Warranties.  Except as described on Schedule 4.27(a):  (a) products sold, leased or delivered, or service provided, by Seller in the Business have been in material conformity with all applicable Contractual commitments and all express and implied warranties, and (b) Seller does not have any Liability that would be material, individually or in the aggregate, (and there is no pending or, to the Seller’s Knowledge, threatened Claim that could reasonably be expected to give rise to any such material Liability), for replacement or repair thereof or other Losses in connection therewith, subject to the reserve for product warranty set forth on the Most Recent Statement, as adjusted for operations and transactions through the Closing Date.  Schedule 4.27(b) includes a sample of standard terms and conditions of sale or lease for Seller Products.

ARTICLE V

BUYER’S REPRESENTATIONS AND WARRANTIES

Subject to the exceptions and limitations set forth in this ARTICLE V and the matters set forth on the Schedules as may be supplemented or updated pursuant to this Agreement, Buyer represents and warrants to Seller as follows.

Section 5.1                                      Organization and Good Standing.  Buyer is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite power and authority to own, lease and operate its properties and to operate its business.  Buyer is duly qualified in each jurisdiction in which the ownership of property or the conduct of its business requires such qualification.

Section 5.2                                      Authorization.  Buyer has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party.  The execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is or will be a party have been duly and validly approved and authorized by the board of directors of Buyer.  No authorization or approval, corporate, governmental or otherwise, is necessary in order to enable Buyer to enter into and to perform the terms of this Agreement or the Ancillary Agreements on its part to be performed, except for filings under applicable securities laws.  This Agreement is and the Ancillary Agreements, when executed and delivered by Buyer shall be, the valid and binding obligations of Buyer, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditor’s rights generally and general equitable principles.

Section 5.3                                      No Breach.  The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby do not and will not (a) contravene or conflict with Buyer’s certificate of incorporation or by-laws or (b) violate any order, injunction, judgment, decree or award, or federal, state, local or foreign law, ordinance, statute, rule or regulation to which Buyer is subject or by which Buyer or its properties may be bound.

Section 5.4                                      Inspections; No Other Representations.  Buyer is an informed and sophisticated purchaser experienced in the evaluation and purchase of assets such as the Business.  Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.  Buyer acknowledges that Seller makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or Purchased Assets or the future business and operations thereof.

Section 5.5                                      Broker’s Fees.  Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 5.6                                      Availability of Funds.  At the Closing, Buyer shall have sufficient cash to enable it to satisfy its obligations hereunder.

ARTICLE VI

COVENANTS

Section 6.1                                      Covenants of Seller.  Seller covenants and agrees as follows:

(a)                                  Access and Information.  Upon reasonable notice, Seller shall grant, or cause to be granted to, Buyer and its counsel, accountants, consultants, financing sources and other authorized representatives, during the period between the date of this Agreement and the Closing Date, reasonable access, in a manner that does not unreasonably interfere with the normal operations of the Business, during normal business hours to the Purchased Assets and the Books and Records and other information relating to the operations of the Business.  From the date of this Agreement through the Closing Date, Seller shall furnish, or cause to be furnished, to Buyer all data and information concerning the Purchased Assets and the Business which may reasonably be requested by Buyer and shall make available, or cause to be made available, such personnel of Seller as may reasonably be requested for the furnishing of such data.  From the date of this Agreement through the Closing Date, except as otherwise approved in advance by Seller, Buyer shall not contact or communicate with any employee, customer of or supplier to the Business without Seller’s prior consent, which shall not be unreasonably withheld.  All information provided under this Section 6.1(a) shall be treated as confidential in accordance with Section 6.2(a).

(b)                                 Continued Operation of Business.  Except as provided on Schedule 6.1(b), or as expressly required or contemplated by the terms of this Agreement or unless Seller obtains Buyer’s prior written approval, until the Closing Date, Seller shall (x) operate the Business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to maintain satisfactory relationships with employees, suppliers, customers and others having professional relationships with the Business and (z) use commercially reasonable efforts to maintain the Purchased Assets in reasonably good operating condition, normal wear and tear excepted.  Without Buyer’s prior written approval, until the Closing Date, Seller shall not:

(i)                                     enter into any new, or amend any existing, severance agreement, deferred compensation or arrangements, plans or programs for the benefit of any individual set forth on Schedule 4.15 or grant any individual set forth on Schedule 4.15 an increase in employee compensation other than in the ordinary course of business or pursuant to a promotion consistent with past practice;

(ii)                                  pay liabilities of the Business other than in the ordinary course of business consistent with past practice;

(iii)                               delay or postpone the payment of accounts payable or other liabilities of the Business other than in the ordinary course of business consistent with past practice;

(iv)                              enter into any contract or agreement that would be a Material Contract, other than in the ordinary course of business, or terminate, amend or take any action that would result in a material default under any Material Contract to which Seller is a party or by which it is bound;

(v)                                 allow any of the Purchased Assets to be subjected to any Encumbrance of any kind, other than a Permitted Encumbrance;

(vi)                              sell, lease, transfer or assign any of the Purchased Assets other than in the ordinary course of business consistent with past practice;

(vii)                           make any capital or operating expenditures (or any series thereof) or commitments therefore with respect to the Business in excess of $50,000 individually or $100,000 in the aggregate;

(viii)                        incur, assume or guarantee any indebtedness for borrowed money with respect to the Business, in each case that may bind or obligate Buyer or any of its Affiliates in any way or as a result of the consummation of the transactions contemplated hereby;

(ix)                                make any loan, advance or capital contribution to or any investment in any Person in connection with the Business, in each case that may bind or obligate Buyer or any of its Affiliates in any way upon or as a result of the consummation of the transaction contemplated hereby;

(x)                                   institute or settle any activity, suit, arbitration or regulatory proceeding;

(xi)                                cancel or agree to cancel any debts or claim in an amount not to exceed the lesser of $10,000 and 50% of the applicable outstanding debt or claim, (provided that any such cancellation or agreement is in the ordinary course of business consistent with past practice);

(xii)                             (A) increase the rate of compensation payable or to become payable to any individual set forth on Schedule 4.15, (B) grant any bonus, incentive compensation, service award or other like benefit, contingent or otherwise, to or to the credit of any individual set forth on Schedule 4.15, or (C) pay any severance or termination pay to any individual set forth on Schedule 4.15; or

(xiii)                          commit to take any action described in this Section 6.1(b).

(c)                                  No Solicitation.

(i)                                     Seller hereby agrees not to, and shall cause its representatives not to: (A) solicit, initiate, assist or encourage the making by any Person (other than the Parties to this Agreement) of any Acquisition Proposal or (B) participate in any discussions or negotiations regarding, or furnish or disclose to any Person any information with respect to, any Acquisition Proposal; provided, however, that (x) neither Seller nor its representatives shall be in any way limited or restricted from discussing or negotiating, or otherwise taking any of the actions contemplated by subclauses (A) or (B) of this Section 6.1(c)(i) with respect to any transaction or proposal that does not involve the Business or the Purchased Assets or that does not prevent Seller from completing the transactions contemplated by this Agreement (a “Non-Competing Transaction”), (y) this Section 6.1(c) shall not be applicable in any respect to a transaction or proposal that is a Non-Competing Transaction (and any such transaction or proposal shall not be deemed to be an “Acquisition Proposal” for any purpose under this Agreement), and (z) for the avoidance of doubt, in no event shall any payment be required under Section 11.3 as a result of any actions by Seller or any of its representatives that are with respect to a Non-Competing

Transaction and that do not prevent or frustrate Seller’s ability to complete the transactions with Buyer contemplated hereby; provided, further, that prior to the receipt of the Required Seller Stockholder Vote, this Section 6.1(c) shall not prohibit Seller from furnishing nonpublic information regarding Seller to, or entering into discussions with, any Person in response to a Superior Proposal if (1) neither Seller nor any representative of Seller shall have violated any of the restrictions set forth in this Section 6.1(c), (2) the board of directors of Seller concludes in good faith, after having taken into account the advice of its outside legal counsel and financial advisors, that such action is required in order for the board of directors of Seller to comply with its fiduciary obligations to Seller’s stockholders under Applicable Law, and (3) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, Seller gives Buyer written notice of the receipt of a Superior Proposal specifying the material terms of such Superior Proposal and the identity of the Person making such Superior Proposal.  Buyer shall have two (2) Business Days following receipt of written notice of the Superior Proposal to provide Seller with written notice of the terms of its revised offer.  Seller shall not change the Seller Board Recommendation as a result of such Superior Proposal or enter into any binding agreement with respect to such Superior Proposal prior to the expiration of such two (2)-Business Day period, and Seller shall postpone or adjourn the Seller Stockholders Meeting, as necessary, to permit Buyer to revise its offer as permitted by this Section 6.1(c).

(ii)                                  Seller shall promptly advise Buyer of the material terms of any Acquisition Proposal and the identity of the Person making the Acquisition Proposal that is made or submitted by any Person prior to Closing.  Seller shall keep Buyer reasonably informed on a prompt basis of the status and details of any Acquisition Proposal.

(d)                                 Proxy Statement.  As promptly as practicable after the date of this Agreement, Seller shall prepare and cause to be filed with the SEC the Proxy Statement.  Seller shall cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC and shall respond promptly to any comments of the SEC or its staff.  Buyer shall promptly furnish to Seller all information concerning Buyer that may be required or reasonably requested by Seller in connection with the preparation of the Proxy Statement or of responses to comments from the SEC or its staff.  Buyer and its counsel shall be given an opportunity to review and comment on the Proxy Statement and any comments thereto by the SEC or its staff prior to any filing with the SEC.  If Seller becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then Seller shall promptly inform Buyer thereof and shall file such amendment or supplement with the SEC and, if appropriate, mail such amendment or supplement to the stockholders of Seller.

(e)                                  Stockholders’ Meeting.

(i)                                     Seller shall take all action necessary under all Applicable Laws to call, give notice of and hold a meeting of the holders of Seller’s common stock to vote on a proposal to approve this Agreement and the sale of the Business (the “Seller Stockholders Meeting”).  Seller shall use commercially reasonable efforts to hold the Seller Stockholders Meeting as close to the end of a month as permitted by the Seller’s charter and bylaws, Applicable Law and the applicable requirements of the rules and regulations of the Nasdaq National Market, in order to allow for the Closing to occur on the last Business Day of such month.  Seller shall use its commercially reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and the approval of the sale of the Business from Seller’s stockholders.  The Seller Stockholders Meeting shall be held (on a date selected by Seller) within a reasonable time period after the Agreement is executed by both Parties.  Seller shall ensure that all proxies solicited in connection with Seller Stockholders Meeting are solicited in compliance with all Applicable Laws.

(ii)                                  Subject to Section 6.1(e)(iii), (A) the Proxy Statement shall include a statement to the effect that the board of directors of Seller unanimously recommends that Seller’s stockholders vote to approve this Agreement and the Sale of the Business at the Seller Stockholders Meeting (the “Seller Board Recommendation”) and (B) the Seller Board Recommendation shall not be withdrawn or modified in a manner adverse to Buyer, and no resolution by the board of directors of Seller or any committee thereof to withdraw or modify the Seller Board Recommendation in a manner adverse to Buyer shall be adopted or proposed.

(iii)                               Notwithstanding anything to the contrary contained in Section 6.1(e), at any time prior to the adoption of this Agreement by the Required Seller Stockholder Vote, the Seller Board Recommendation may be withdrawn or modified in a manner adverse to Buyer if:  (A) an Acquisition Proposal is made to Seller and is not withdrawn; (B) subject to Section 6.1(c), Seller’s board of directors determines in good faith that the Acquisition Proposal constitutes a Superior Proposal, and after having taken into account the advice of Seller’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal or modification of the Seller Board Recommendation is required in order for Seller’s board of directors to comply with its fiduciary obligations to Seller’s stockholders under Applicable Law; and (C) neither Seller nor any of its representatives shall have violated any of the restrictions set forth in Section 6.1(c).

(f)                                    Confidentiality.  Seller and its Affiliates will hold, and will use their reasonable best efforts to cause their respective representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or as required by other requirements of Applicable Law or applicable requirements of the Nasdaq National Market, all confidential documents and information concerning Buyer or any of its Affiliates that are furnished to Seller or its Affiliates and all confidential information regarding the Business, the Purchased Assets or the Assumed Liabilities, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Seller, (ii) in the public domain through no fault of Seller or (iii) later lawfully acquired by Seller from sources other than Buyer or any of its subsidiaries or any other Person not under a non-disclosure or confidentiality obligation in favor of Buyer or any of its subsidiaries; provided, that Seller may disclose such information (A) to its employees and representatives who need to know such information for purposes of participating in the evaluation, negotiation and/or execution of the transactions contemplated by this Agreement and the Ancillary Agreements so long as such Persons are informed by Seller of the confidential nature of such information and are directed by Seller to treat such information confidentially and (B) to defend any claim asserted against Seller or assert any claim that may be available to Seller.  Seller shall be responsible for any failure to treat such information confidentially by such Persons.  If this Agreement is terminated, Seller and its Affiliates will, and will use their reasonable best efforts to cause their respective employees and representatives to, destroy or deliver to Buyer, upon request, all documents and other materials, and all copies thereof, obtained by Seller or its Affiliates or on their behalf from Buyer in connection with this Agreement that are subject to such confidence.

(g)                                 Nonsolicitation of Employees.  During the two (2) years immediately following the Closing Date, Seller shall not, and shall not cause its Affiliates, to directly or indirectly employ, solicit or entice away any Transferred Employee or any employee of the Business; provided that Seller and its Affiliates may engage in general solicitations not specifically directed at Transferred Employees or Employees of the Business and may employ any such person who approaches Seller or any of its Affiliates without having been solicited or enticed away from the Buyer in violation of this Section 6.1(g).

(h)                                 Non-Competition.  For a period of two (2) years following the Closing Date, Seller shall not, and shall cause its direct and indirect subsidiaries not to, engage anywhere in the United States in the business of providing wireless and mobile data solutions for the transportation industry; provided, first, that this Section 6.1(h) shall not limit in any way the right or ability of Seller or any of its Affiliates to continue to operate any other business activities that are being conducted by Seller or its subsidiaries immediately following the Closing Date, including Seller’s mobile government business segment and provided, second, this Section 6.1(h) shall not limit the ability of Seller or any of its Affiliates to expand the mobile government business or commence new business activities, so long as no such expansion or commencement represents entry into a new business activity that involves the provision in the United States of wireless and mobile data solutions for the transportation industry.

Section 6.2                                      Covenants of Buyer.  Buyer covenants and agrees as follows:

(a)                                  Confidentiality.  Buyer and its Affiliates will hold, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning Seller or any of its Affiliates (whether or not related specifically to the Business) that are furnished to Buyer or its Affiliates, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources other than Seller or any of its subsidiaries or any other Person not under a non-disclosure or confidentiality obligation in favor of Seller or any of its subsidiaries; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents who need to know such information for purposes of participating in the evaluation, negotiation and/or execution of the transactions contemplated by this Agreement and the Ancillary Agreements so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially.  Buyer shall be responsible for any failure to treat such information confidentially by such Persons.  If this Agreement is terminated, Buyer and its Affiliates will, and will use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to Seller, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from Seller or any of its subsidiaries in connection with this Agreement that are subject to such confidence.  Notwithstanding the foregoing, effective upon, and only upon, the

Closing, Buyer’s obligations under this Section 6.2(a) shall terminate with respect to the Purchased Assets, the Assumed Liabilities and the Business.

(b)                                 Removal of Seller Trademarks.  Seller hereby grants Buyer, for the period commencing immediately after Closing and ending on the six (6) month anniversary of the Closing Date, a non-exclusive, royalty-free license to use the following Trademarks: “Aether,” “Aether Systems” or “AIM “ in connection with Buyer’s ownership of the Purchased Assets and operation of the Business.  After such time, Buyer shall, at its sole cost and expense, (i) where commercially practicable, remove, obliterate, cover or replace, as appropriate, all signs, advertisements or other media containing any Trademarks or other indicia of origin of Seller or any of its Affiliates in any of the following words, logos, stylized lettering, other designs and variants thereof:  “Aether,” “Aether Systems” or “AIM” located on or appurtenant to any of the Purchased Assets related to the Business; and (ii) destroy all items and materials, including stationery, letterhead, invoices, operating and procedural manuals, sales and marketing materials and purchase orders, containing the above described marks.

(c)                                  Employment, Employees and Employment Benefit Plans.

(i)                                     Prior to the Closing Date, Buyer shall have offered employment effective as of the Closing Date to all individuals set forth on Schedule 4.15 who are employees of the Business at the time the offer is made (including employees who are on an approved leave of absence, short-term disability leave or military leave, but, to the extent permitted by Applicable Law, not including any individual on long-term disability leave) with titles, job descriptions and other terms and conditions of employment substantially comparable, in the aggregate, to those applicable to such employees immediately prior to the Closing Date under the Plans set forth on Schedule 4.10 and as set forth on Schedule 4.15 (excluding all equity-based compensation).  Employees who accept such offer of employment are referred to herein as “Transferred Employees.”  Except as otherwise provided under the terms of an applicable Seller Employee Plan, effective as of the Closing Date the Transferred Employees will cease to participate in, or accrue any benefits under, Seller Employee Plans.  For a period of at least six (6) months following the Closing Date, Buyer will provide each Transferred Employee with compensation (including salary or wage rate, as applicable, and bonus and incentive opportunity) and employee benefits that are substantially comparable, in the aggregate, to the terms contained in the offer of employment.  As of the Closing Date, such Transferred Employees shall be permitted to participate in the plans, programs and arrangements of Buyer and/or its Affiliates relating to compensation and employee benefits (“Buyer Employee Plans”).  For purposes of all Buyer Employee Plans and other employment agreements, arrangements and policies of Buyer under which a Transferred Employee’s benefits depend, in whole or in part, on length of service, credit will be given to Transferred Employees for service with Seller and its Affiliates prior to the Closing Date for all purposes, provided that such crediting of service does not result in any duplication of benefits.  Buyer agrees to credit each Transferred Employee with all accrued and unused paid time off under Seller’s paid time off policy through the Closing Date.  In addition, any Buyer Employee Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) (A) shall not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Employee or dependent that was not also excluded under the applicable Seller medical or disability plan and (B) shall provide each Transferred Employee or dependent full credit, for the plan year during which the Closing occurs, with any deductible already incurred by the Transferred Employee or dependent under any Seller Employee Plan and with any other co-payments or out-of-pocket expenses that count against any maximum out-of-pocket expense provision of any Seller Employee Plan or Buyer Employee Plan.

(ii)                                  Notwithstanding any other provision of this Agreement, effective as of the Closing Date, Buyer will become responsible for payment of all salaries and benefits and all other claims, costs, expenses, liabilities and other obligations related to Buyer’s employment of the Transferred Employees that arise or relate to events occurring or conditions existing on or after the Closing Date.  Buyer shall be solely responsible for satisfying the notice and continuation coverage requirements of COBRA for all Transferred Employees (and their eligible dependents and beneficiaries) who are entitled to elect COBRA continuation coverage on account of a qualifying event occurring on and after the Closing Date.

(iii)                               Effective as soon as administratively practical after the Closing Date, Buyer shall put in effect a tax-qualified defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code and that accepts “eligible rollover distributions” (as defined in Section 402(c)(4) of the Code) including eligible rollover distributions including promissory notes (the “Buyer’s 401(k) Plan”).  Effective as of the Closing, the TransferredEmployees who have an account balance in a Seller Employee Plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Seller’s 401(k) Plan”) shall be entitled to receive a distribution of their vested and unvested account balance in accordance with the terms of Seller’s 401(k) Plan and shall be permitted to roll over their eligible rollover distributions to Buyer’s 401(k) Plan.  Such distribution from Seller’s 401(k) Plan may include distributions of any promissory notes thereunder.

Section 6.3                                      Mutual Covenants.  Buyer and Seller covenant and agree as follows:

(a)                                  State Regulatory Approvals, Notices and Filings.  Buyer and Seller shall cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts or with respect to any Permit, in connection with the consummation of the transactions contemplated hereby and (ii) seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required to be filed pursuant to Applicable Law.

(b)                                 Assignments; Consents.  With respect to any Material Contract or Lease that requires consent for the assignment thereof, Seller shall take such actions as are commercially reasonable, and Buyer shall reasonably cooperate with Seller in all reasonable respects, to obtain any consent, approval or waiver and effect such assignment to Buyer as of the Closing Date.  It is understood that such actions by Seller shall not include any requirement of Seller to commence any litigation or offer or grant any commercially unreasonable accommodation (financial or otherwise) to any third party.  In the event that Seller is unable to obtain the requisite approval for assignment of any Contract, (except where such action would be unlawful or prohibited by such Contract), Seller shall (i) retain any such Contract and enter into an arrangement with Buyer to provide Buyer with the benefits of such Contract, provided, however, that Buyer shall use commercially reasonable efforts to perform Seller’s obligations thereunder arising on or after the Closing Date until such Contract is assigned to Buyer or expires in accordance with its terms, (ii) take all commercially reasonable actions required to accomplish the assignment to Buyer of such Contract as soon as reasonably practicable after the Closing Date, (iii) cooperate reasonably in any commercially reasonable and lawful arrangement designed to provide such benefits to Buyer, and (iv) enforce for the account of Buyer any rights of Seller arising from such Contract.  If and when any such consent shall be obtained, Seller shall promptly assign all of its rights and obligations thereunder to Buyer without payment of further consideration.  In no event shall Buyer be liable for the costs of obtaining consent to any Contract or Lease.

(c)                                  Notification of Certain Matters.  The Parties agree that, with respect to the representations and warranties of the Seller contained herein, Seller shall have the continuing obligation until the Closing Date to notify Buyer promptly with respect to:  (i) any matter occurring after the date hereof that, if existing or occurring on or before the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule (the “Seller New Matters”), and (ii) other matters which are not Seller New Matters but should have been set forth or described in the Seller Disclosure Schedule as of the date hereof; provided, however, that any such supplemental schedules shall not be deemed to have been disclosed as of the date hereof, to constitute a part of an amendment, or a supplement to, the Disclosure Schedules, or to cure any breach or inaccuracy of a representation or warranty unless the changes are so agreed to in writing by Buyer, which agreement shall not waive any of Buyer’s rights to indemnification under ARTICLE VIII.

(d)                                 Delivery of Property Received After Closing.  After the Closing, (i) Seller shall promptly transfer to Buyer, from time to time, any cash or other property received by Seller that is associated with or relates to the Purchased Assets and (ii) Buyer promptly shall transfer to Seller, from time to time, any cash or other property received by Buyer that is associated with or related to the Excluded Assets.  If, after the Closing, it is determined that Seller has failed to deliver to Buyer any of the Purchased Assets or Buyer has received any of the Excluded Assets, the parties shall cooperate with each other to transfer (or re-transfer) the applicable assets without requiring payment of any additional consideration in order to give effect to the intent of this Agreement.  In addition, if, after the Closing, it is determined that either (y) an Excluded Asset was (and needs to continue to be) used in the Business and should have been made available to Buyer pursuant to an Ancillary Agreement, or (z) a Purchased Asset was (and needs to continue to be) used by Seller in its business and should have been made available to Seller pursuant to an Ancillary Agreement, then the parties shall cooperate in good faith and promptly seek to agree upon and implement a commercially reasonable sharing or other similar arrangement, consistent with the arrangements effected by the Ancillary Agreements with respect to assets needed for the Business and for other activities of Seller.

(e)                                  Post Closing Tax Matters.  Seller shall use commercially reasonable efforts to provide Buyer and its agents the adequate payroll tax records required by federal and state agencies necessary for Buyer to optimize federal and state payroll tax law relating to successor-in-interest transactions, including this Transaction.  For the avoidance of doubt, notwithstanding the provisions of this Section 6.3(e) or any other provision of this Agreement, without the prior written consent of Seller, Buyer shall not, with respect to the Business or the Purchased Assets, take any action or make any election if such action or election would have the effect of increasing (directly or indirectly) the amount of the Seller’s payroll tax liabilities greater than such amounts Seller would be otherwise obligated to pay absent the actions taken by Seller in this Section 6.3(e).  Such records shall include, but not be limited to, the following :

(i)                                     Seller will provide to Buyer an executed release form granting permission to Buyer and its agents to obtain quarterly payroll data from all states from which the Business was conducted by Seller;

(ii)                                  when required by state taxing agencies, Seller will provide signed (or notarized signatures) necessary to grant permission for Buyer to file for transfers of experience of payroll tax accounts in states which require a signed release by the predecessor Seller;

(iii)                               Seller will provide Buyer and its agents with most recent Annual 940 Report, complete with Part I and Part II (computation of tentative credits), and most recent years’ “tax rate notices” received from individual state agencies;

(iv)                              Seller will provide copies of all Seller’s quarterly wage detail reports filed with individual state agencies in the calendar year through the Closing Date; and

(v)                                 if Seller utilized an outside payroll tax administrator, then Seller grants Buyer permission to have access to relevant successor-in-interest reports from the payroll vendor, such as state tax rate notices, state quarterly contribution reports, W2s and federal recap reports such as 940 and 941.  Seller will provide Buyer with a contact person at the payroll vendor.

(f)                                    Further Assurances.  Prior to and following the Closing, each Party agrees to cooperate fully with the other Party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other Party to better evidence and reflect the transaction described in this Agreement and the Ancillary Agreements and contemplated herein and therein and to carry into effect the intent and purposes of this Agreement.

(g)                                 WARN Act.  Seller and Buyer hereby acknowledge and agree that (i) in accordance with Section 2101(b)(i) of the WARN Act, Seller will be responsible for all required notices prior to the Closing Date, and Buyer will be responsible for all required notices on or after the Closing Date, and (ii) all of the Transferred Employees will be deemed to have become employees of Buyer immediately on the Closing Date for purposes of the WARN Act.

Section 6.4                                      Guarantor.  In consideration of the indirect benefit to Guarantor of Seller’s agreement hereunder, the Guarantor hereby absolutely and unconditionally guarantees the prompt, complete and full payment and performance of all obligations of Buyer under this Agreement.  The exercise by Seller of any right pursuant to this Section 6.4 shall not preclude the concurrent or subsequent exercise of any other right or remedy, at law or in equity, against Guarantor.  In the event Buyer defaults in the payment or performance of any of its obligations hereunder, Guarantor shall, on demand, perform such obligation in accordance with the terms hereof.  Seller shall not be required to institute suit or exhaust its remedies against Buyer in order to enforce the payment or performance by Guarantor of the obligations of Buyer hereunder.  The

Guarantor’s obligation hereunder shall survive termination of this Agreement solely in the event of (a) termination pursuant to Section 11.1(g) or (b) termination by Buyer in breach of the terms of this Agreement until the 60th day following the expiration of the shortest federal or state statute of limitations applicable to claims against the Guarantor under this Section 6.4 and if a claim is so timely made thereafter until a final nonappealable order with respect to such claim has been entered.  The Guarantor’s obligation under this Section 6.4 shall terminate upon the Closing.

ARTICLE VII

CONDITIONS

Section 7.1                                      Conditions to Obligation of Each Party to Effect the Transactions Contemplated by this Agreement.  The obligation of each Party to effect the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)                                  Seller and Buyer have received all authorizations, consents, approvals and Permits of any Governmental Authority referred to in Section 4.4 and Section 4.7 hereof;

(b)                                 no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a Governmental Authority nor any Applicable Law shall be in effect that would restrain or otherwise prevent the consummation of the transactions contemplated by this Agreement;

(c)                                  the Required Seller Stockholder Vote shall have been obtained; and

(d)                                 Seller and Buyer each shall have executed each of the Ancillary Agreements.

Section 7.2                                      Conditions to the Obligation of Seller.  Unless waived in writing by Seller, the obligation of Seller to effect the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)                                  Buyer shall have performed in all material respects each obligation and agreement and complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Closing Date;

(b)                                 the representations and warranties of Buyer in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to any earlier date, in which case such representations and warranties shall be true and correct or true and correct in all material respects, as applicable, on and as of such earlier date), except for changes contemplated by this Agreement and except where the failure to be so true and correct, individually or together with all other failures, does not have a material adverse effect on the business, operations or financial condition of Buyer that adversely affects Buyer’s ability to consummate, or in any material way frustrates, delays or impedes consummation of, the transactions contemplated hereby; and

(c)                                  Buyer shall have furnished to Seller a certificate, dated as of the Closing Date, signed by a duly authorized officer of Buyer to the effect that all conditions set forth in Section 7.2(a) and (b) have been satisfied.

Section 7.3                                      Conditions to the Obligation of Buyer.  Unless waived in writing by Buyer, the obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)                                  Seller shall have performed in all material respects each obligation and agreement and complied in all material respects with each covenant to be performed and complied with by them hereunder at or prior to the Closing Date;

(b)                                 the representations and warranties of Seller in this Agreement that are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to any earlier date, in which case such representations and warranties shall be true and correct or true and correct in all material respects, as applicable, on and as of such earlier date), except for changes contemplated by this Agreement and except where the failure to be so true and correct, individually or together with all other failures, is not a Material Adverse Effect;

(c)                                  Seller shall have furnished to Buyer a certificate, dated as of the Closing Date, signed by a duly authorized officer of Seller to the effect that all conditions set forth in Section 7.3(a) and (b) have been satisfied;

(d)                                 there shall not have occurred any Material Adverse Effect; and

(e)                                  all consents and approvals required of any Governmental Authority or with respect to any Material Contract or Permit set forth on Schedule 7.3(e) shall have been obtained in form and substance reasonably acceptable to Buyer.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 8.1                                      Survival; Right to Indemnification.  All representations and warranties of Seller and Buyer will survive the execution and delivery of this Agreement and the Closing and shall expire eighteen (18) months following the Closing (the “Expiration Date”), except that those representations and warranties contained in (i) Section 4.1, Section 4.2, Section 4.6, Section 4.17, Section 5.1, Section 5.2 and Section 5.5 shall survive the Closing without time limit, (ii) Section 4.10, Section 4.11 and Section 4.12 and claims arising under Article IX or claims related to fraud shall expire on the 60th day following the expiration of the shortest applicable federal or state statute of limitations or if there is no applicable statue of limitations, including extensions thereof, three (3) years after the Closing Date and (iii) claims related to Section 8.2(c), (d) or (e) and Section 8.3(c) and (d) shall survive without time limit. Any covenant or other agreement the performance of which is specified to occur after the Closing shall survive in accordance with its terms. Following the Closing, the exclusive remedy pursuant to this Agreement and the transactions contemplated hereby based upon the survival of such representations and warranties will be the rights to indemnification, payment of Losses and other remedies provided by this ARTICLE VIII and ARTICLE IX; provided, however, nothing herein shall restrict the right of any Party to seek recovery for fraud or for any adjustment to the Purchase Price in accordance with Section 3.4(b).

Section 8.2                                      Seller’s Indemnity.  Subject to the terms and conditions of this ARTICLE VIII, Seller shall indemnify, defend and hold Buyer, its stockholders, officers, directors and employees (collectively, the “Buyer Group”) harmless from any Losses arising from or attributable to:

(a)                                  the breach of any representation or warranty made by Seller in ARTICLE IV of this Agreement (disregarding all “Material Adverse Effect” and materiality qualifiers, including in Section 4.5(b) the word “Material” in “Material Contracts”);

(b)                                 any breach or nonfulfillment of any covenant of Seller under this Agreement;

(c)                                  any Liability of Seller that is not an Assumed Liability, including the Excluded Liabilities;

(d)                                 Seller’s ownership, operation or use of the Purchased Assets or the Business prior to the Closing Date, other than the Assumed Liabilities; and

(e)                                  Seller’s ownership, operation or use of assets of Seller that are not Purchased Assets, including the Excluded Assets.

Section 8.3                                      Buyer’s Indemnity.  Subject to the terms and conditions of this ARTICLE VIII, Buyer shall indemnify, defend and hold Seller, its stockholders, officers, directors and employees harmless from any Loss, arising from or attributable to:

(a)                                  the breach of any representation or warranty made in ARTICLE V of this Agreement (disregarding all “Material Adverse Effect” and materiality qualifiers);

(b)                                 any breach or nonfulfillment by Buyer of any covenant of Buyer under this Agreement (other than Section 6.3(e) which is covered by ARTICLE IX);

(c)                                  the Assumed Liabilities; and

(d)                                 Buyer’s ownership, operation or use of the Purchased Assets and the Business from and after the Closing Date, other than the Excluded Liabilities.

Section 8.4                                      Procedure for Indemnification – Third Party Claims.

(a)                                  Promptly after receipt by any Person entitled to indemnity hereunder of the commencement of any action or proceeding against a Person (the “Indemnified Party”), such Indemnified Party will, if a claim is to be made against an indemnifying party under this ARTICLE VIII, give notice to the Party obligated to provide indemnification pursuant to this Section 8.4 (the “Indemnifying Party”) of the commencement of such action or proceeding, specifying the factual basis of the claim and the amount thereof in reasonable detail to the extent then known by such Indemnified Party, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except where (and then only to the extent that) the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to give such notice.

(b)                                 If any action or proceeding referred to in Section 8.4(a) is brought against an Indemnified Party, it shall give notice of the commencement of such action or proceeding to the Indemnifying Party within ten (10) days of receipt of notice by the Indemnified Party of such action or proceeding.  The Indemnifying Party will be entitled to participate in such action or proceeding, if the Indemnifying Party gives written notice to the Indemnified Party of its election to assume the defense, at its own cost and expense with counsel reasonably satisfactory to the Indemnified Party, of such action or proceeding within ten (10) days after receiving notice of such action or proceeding but only if (i) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Liabilities asserted in or ultimately resulting from the claim and fulfill its indemnification obligations hereunder; (ii) the Liabilities asserted in the claim involve only money damages and do not seek an injunction or other equitable relief; and (iii) settlement of, or an adverse judgment with respect to, the Liabilities asserted in or ultimately resulting from the claim shall not, in the reasonable good faith judgment of the Indemnified Party, be likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party.  After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party will not, as long as the Indemnifying Party diligently conducts such defense, be liable to the Indemnified Party under this ARTICLE VIII for any fees of other counsel or any other expenses with respect to the defense of such action or proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such action or proceeding unless the Indemnifying Party is also a party to such action and counsel to the Indemnified Party determines in good faith and advises the Indemnifying Party that joint representation would give rise to a conflict of interest under (x) applicable standards of professional responsibility, or (y) because the Indemnified Party has one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such claim.  If the Indemnifying Party assumes the defense of an action or proceeding (i) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation by any Indemnified Party of any Legal Requirement or any violation by any Indemnified Person of the rights of any Person, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; (ii) the Indemnifying Party will have no liability with respect to any compromise or settlement of such claims effected without the Indemnifying Party’s consent (which shall not be unreasonably withheld or delayed); and (iii) the Indemnified Party will cooperate as the Indemnifying Party may reasonably request in investigating, defending and (subject to clause (i)) settling such action or proceeding.  If, however, the Indemnifying Party fails or refuses to undertake the defense of such third party claim within ten (10) days after written notice of such claim has been given to the Indemnifying Party by the Indemnified Party, the Indemnified Party shall have the right to undertake the defense, compromise and settlement of such claim with counsel of its own choosing.

Section 8.5                                      Procedure for Indemnification – Other Claims.  A claim for indemnification for any matter not involving a third party claim may be asserted by notice from the Indemnified Party to the Indemnifying Party.  Such notice shall specify the factual basis of the claim and the amount thereof in reasonable detail to the extent then known by such Indemnified Party, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except where (and then only to the extent that) the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to give such notice.  The Indemnifying Party shall have thirty (30) days to object to such claim for indemnification by delivery of a written notice of such objection to the Indemnified Party.  Failure to timely so object shall constitute a final and binding acceptance of the claim for indemnification by the Indemnifying Party.  If an objection is timely delivered to the Indemnified Party by the Indemnifying Party, and the dispute is not resolved by the Indemnified Party and the Indemnifying Party within ten (10) days from the date the Indemnified Party receives such objection, the Indemnified Party and the Indemnifying Party shall have twenty (20) days to attempt to settle such dispute by mediation before a single mediator in New York, New York.  In the event the disputed indemnification claim is not resolved by mediation within such time period, the Indemnified Party and the Indemnifying Party shall be entitled to pursue any available remedies to obtain a resolution of the disputed Indemnification Claim. Upon determination of the amount of an indemnification claim, whether by agreement between the Indemnifying Party and the Indemnified Party or by other final adjudication, the amount of such indemnification claim shall be paid within ten (10) days of the date such amount is finally determined in accordance with this Section 8.5.

Section 8.6                                      Time Limitations; Indemnification by Securityholders.  If the Closing occurs, the Indemnifying Party shall have no liability pursuant to Section 8.2 or Section 8.3 of this Agreement unless an Indemnified Party gives notice to the Indemnifying Party of an actual claim under Section 8.2 or Section 8.3 within the timeframe, if any, specified in Section 8.1.

Section 8.7                                      Monetary Limitations.  Subject to the last sentence of this Section 8.7, Seller shall not be required to indemnify the Buyer Group, and shall not have any Liability under Section 8.2, until the aggregate amount of all Losses under Section 8.2 exceeds $250,000 (the “Minimum Loss”), and then only to the extent such aggregate Losses exceed the Minimum Loss.  Subject to the following sentence, the aggregate amount of Seller’s liability for Losses under Section 8.2(a) and Buyer’s aggregate liability for Losses under Section 8.3(a) shall be limited in each case to an amount equal to Ten Million Dollars ($10,000,000) (the “Indemnity Cap”).  The limitations set forth in this Section 8.7 will not apply to any claims for indemnification in connection with, arising out of, or which would not have occurred but for:

(a)                                  a breach of the representations and warranties contained in Section 4.1, Section 4.2, Section 4.3, Section 4.6, Section 4.11, Section 4.12, Section 4.17, Section 5.1 and Section 5.2; provided that, notwithstanding the foregoing or anything to the contrary set forth herein, the aggregate amount of Seller’s or Buyer’s liability hereunder shall be limited to an amount equal to the Purchase Price in respect of all claims for indemnification pursuant to Section 8.2 and Section 8.3, respectively, in connection with, arising out of, or which would not have occurred but for, a breach of the representations and warranties set forth in this Section 8.7(a);

(b)                                 fraud;

(c)                                  Section 8.2(c), Section 8.3(d) and (e) or Section 8.3(c) and Section 8.3(d); and

(d)                                 covenants to be performed in whole or in part, post-Closing, including those in ARTICLE IX.

Section 8.8                                      Losses Net of Insurance, Accruals.  The amount of any Loss for which indemnification is provided under Section 8.3 or Section 9.1 shall be net of (i) any amounts recovered by the Indemnified Party or any of its Affiliates pursuant to any indemnification by or indemnification agreement with any third party, and (ii) any insurance proceeds or other cash receipts or sources of reimbursement received from the Indemnified Party or any of its Affiliates as an offset against such Loss (each source named in clauses (i) and (ii), a “Collateral Source”) and (iii) any specific accruals or reserves (or overstatement of liabilities in respect of actual liability) included in Seller’s calculation of the Closing Statement.  The parties acknowledge and agree that no right of subrogation shall accrue or inure to the benefit of any Collateral Source hereunder.  The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided, that the Indemnifying Party will then be responsible for pursuing such recovery at its own expense.  If the amount to be netted hereunder from any payment required under ARTICLE VIII is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party pursuant to this ARTICLE VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this ARTICLE VIII had such determination been made at the time of such payment.

Section 8.9                                      Purchase Price Adjustment.  All indemnification payments under this ARTICLE VIII shall be deemed adjustments to the Purchase Price for federal tax purposes unless otherwise required by a determination made by a Governmental Authority or by a court of law.

Section 8.10                                No Double Recovery.  Notwithstanding the fact that any Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement or another agreement entered into in connection herewith in respect of any fact, event, condition or circumstance, no Party shall be entitled to recover the amount of any Losses suffered by such Party more than once under all such agreements in respect of such fact, event, condition or circumstance, and an Indemnifying Party shall not be liable for indemnification to the extent the Indemnified Party has otherwise been fully compensated on a dollar-for-dollar basis for such Losses pursuant to the Purchase Price adjustment under Section 3.2.

Section 8.11                                Seller Reserve.  In the event Seller determines at any time prior to the Expiration Date to effect a liquidation or winding-up of its affairs or otherwise distribute its assets to its stockholders (a “Liquidation”), Seller shall, as a condition to consummating any transaction that would reasonably be expected to result in a Liquidation, reserve for its obligations under this ARTICLE VIII and Sections 3.4 and 3.5, and not distribute to its stockholders until the Expiration Date, an amount equal to the Indemnity Cap, net of any amounts previously paid to Purchaser in satisfaction of any prior claims under this ARTICLE VIII.  After the Expiration Date, Seller shall be free to distribute the reserved amount, less such amount (if any) as Seller shall determine is reasonably necessary to satisfy any then-pending claims under this ARTICLE VIII and Sections 3.4 and 3.5 (which amount (if any) shall continue to be reserved until such claims are resolved).

ARTICLE IX

TAX LIABILITY

Section 9.1                                      Liability for Taxes.

(a)                                  Seller shall be liable for, and shall indemnify Buyer against, all Tax Liabilities.

(b)                                 Buyer shall be liable for, and shall indemnify Seller against, all Taxes arising or resulting from (i) the conduct of the Business or the ownership of the Purchased Assets for taxable periods or portions thereof beginning after the Closing Date or (ii) any transaction relating to the Business or the Purchased Assets that Buyer or any of its Affiliates causes to occur on or after the Closing Date (excluding the sale of the Business and the Purchased Assets pursuant to this Agreement and excluding Seller’s liability under Section 3.9).

(c)                                  For purposes of Section 9.1(a) and Section 9.1(b) above, whenever it is necessary to determine the liability for Taxes for a Straddle Period, such Taxes shall be apportioned between Seller and Buyer (A) in the case of Taxes other than income, sales and use and withholding taxes, on a per diem basis (except with respect to real property taxes, which shall be apportioned on the Closing Date based on the most recent year’s tax bill) and (B) in the case of income, sales and use and withholding taxes, as determined as though the Straddle Period consisted of two taxable years or periods, one which ended on the Closing Date and the other which began at the beginning of the day following the Closing Date.

(d)                                 Buyer shall pay to Seller the amounts received by Buyer or any of its Affiliates of any refund, abatement or credit of (A) Taxes which are attributable to the conduct of the Business or the ownership of the Purchased Assets on or prior to the Closing Date and (B) any other Tax Assets.  In the case of any Straddle Period, Buyer shall pay to Seller the amount received by Buyer or any of its Affiliates of any refund, abatement or credit of Taxes that would have been made had the Taxable Period ended on the Closing Date.

ARTICLE X

RECORDS/LITIGATION

Section 10.1                                Records.

(a)                                  For a period of three (3) years after the Closing Date, Buyer shall provide to Seller and its Affiliates (and their respective counsel, auditors, accountants, agents, advisors or other representatives), at Seller’s sole cost and expense, reasonable access during normal business hours to the Books and Records and (to the extent necessary to give effect to this

Agreement) permit Seller to take (or make) copies of any Books and Records.  Buyer shall not destroy or dispose of any such Books and Records without first offering to surrender to Seller such Books and Records.

(b)                                 For a period of three (3) years after the Closing Date, Seller shall provide to Buyer and its Affiliates (and their respective counsel, auditors, accountants, agents, advisors or other representatives), at Buyer’s sole cost and expense, reasonable access during normal business hours to those portions of its books and records relating to the Business as conducted or operated prior to the Closing Date and (to the extent necessary to give effect to this Agreement) permit such Buyer to take (or make) copies of any such portions of its books and records.  Seller shall not destroy or dispose of any portions of books and records without first offering to surrender to Buyer such portions of such books and records.

(c)                                  For a period of three (3) years after the Closing Date, each Party shall provide such reasonable assistance as the other Party may from time to time reasonably request, and at the requesting Party’s sole cost and expense, in connection with the preparation of Tax Returns required to be filed, any audit or other examination by any taxing authority, any judicial or administrative proceeding relating to liability for Taxes, or any claim for refund in respect of such Taxes, or in connection with any litigation and proceedings related to the Business, including making available documents, witnesses, employees for interviews, litigation preparation and testimony. The requesting party shall reimburse the assisting party for the out-of-pocket costs incurred by the assisting party.

ARTICLE XI

TERMINATION RIGHTS

Section 11.1                                Termination Rights.  This Agreement may be terminated at any time prior to the Closing Date as follows and in no other manner:

(a)                                  by mutual written consent of Buyer and Seller;

(b)                                 by Buyer or Seller, if the Closing shall not have occurred by December 31, 2004 (unless the failure of the Closing to occur at such time is attributable to a failure of the Party seeking to terminate this Agreement to perform any material obligation required to be performed by such Party at or prior to the Closing).

(c)                                  by Buyer or Seller, if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(d)                                 by Seller, if Seller has provided Buyer written notice that it has determined to accept a Superior Proposal after Seller has complied with Section 6.1(c) and Section 11.3;

(e)                                  by Buyer, if (i) Seller Board Recommendation shall have been withdrawn or modified in a manner adverse to Buyer or (ii) Seller’s board of directors shall have recommended or approved any Acquisition Proposal;

(f)                                    by Buyer or Seller, if Seller Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and Seller’s stockholders shall have taken a final vote on a proposal to adopt this Agreement and this Agreement shall not have been adopted by the Required Seller Stockholder Vote; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 11.1(f) if the failure to obtain the Required Seller Stockholder Vote is attributable to a failure of such Party to perform any material obligations required to be performed by such Party hereunder; and

(g)                                 by Buyer or Seller, in the event the non-terminating Party has breached any representation, warranty, covenant, obligation or agreement contained herein in any material respect, such breach results in a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as the case may be, to fail to be fulfilled, the non-terminating Party notifies the other party in writing of such breach and such breach has continued without cure for sixty (60) days after notice of such breach; provided, however, the Party exercising its right to so terminate this Agreement shall not itself have breached in any material respect any representation, warranty, covenant, obligation or agreement contained herein.

Section 11.2                                Effect of Termination.  In the event of termination by Buyer or Seller pursuant to this ARTICLE XII, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by any Party.  If the transactions contemplated by this Agreement are terminated as provided herein:

(a)                                  Buyer shall return to Seller all documents and copies and other materials received from or on behalf of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof;

(b)                                 all confidential information received by Buyer with respect to the Purchased Assets, the Assumed Liabilities and the Business shall be treated in accordance with the terms and conditions of Section 6.2(a);

(c)                                  no Party hereto shall have any Liability or further obligation under this Agreement resulting from such termination, and this Agreement shall be of no further force and effect, except (i) that the provisions of Section 6.2(a), Section 12.4, Section 12.9 and this ARTICLE XI shall remain in full force and effect; and

(d)                                 no Party waives any claim or right at law or in equity against a breaching Party to the extent such termination results from the breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 11.3                                Termination Fee.  Concurrently with the termination of this Agreement pursuant to Section 11.1(d), Seller shall make a nonrefundable cash payment by wire transfer to an account designated by Buyer in an aggregate amount equal to One Million Dollars ($1,000,000) (the “Break-Up Fee”) plus the amount of the out-of-pocket fees and expenses reasonably incurred by Buyer in connection with the preparation and negotiation of this Agreement, including without limitation, costs and expenses of outside legal counsel and financial advisors in an amount not to exceed Two Hundred Fifty Thousand Dollars ($250,000) (the “Expense Reimbursement” and together with the Break-Up Fee, the “Termination Fee”).  In the case of termination of this Agreement by Buyer pursuant to Section 11.1(e), Seller shall pay by wire transfer to an account designated by Buyer the Termination Fee within two (2) Business Days of Buyer’s termination of this Agreement.  In the case of termination of this Agreement pursuant to Section 11.1(f), Seller shall pay by wire transfer to an account designated by Buyer an amount equal to Five Hundred Thousand Dollars ($500,000) plus the Expense Reimbursement within two (2) Business Days of Buyer’s termination of this Agreement or concurrently with the termination of this Agreement by Seller, as the case may be.

ARTICLE XII

MISCELLANEOUS

Section 12.1                                Notices.  All notices or other communications required or permitted to be delivered hereunder shall be in writing and shall be delivered by hand or sent by prepaid telex or telecopy, or sent, postage prepaid, by registered, certified or express mail, or reputable overnight courier service and shall be deemed delivered when so delivered by hand, telexed or telecopied with acknowledged receipt, or if mailed, five (5) calendar days after mailing (one (1) Business Day in the case of express mail or overnight courier service), as follows:

If to Buyer:

Slingshot Acquisition Corporation
c/o Platinum Equity Advisors, LLC
2049 Century Park East, Suite 2700
Los Angeles, California 90067
Attn:  Eva M. Kalawski, Esq.
Telecopy:  (310) 228-9602

If to Seller:

Aether Systems, Inc.
11500 Cronridge Dr., Suite 110
Owings Mills, Maryland  21117
Attn:  David S. Oros
Telecopy:  (410) 356-8699

and:

Kirkland & Ellis LLP
655 15th Street, N.W., Suite 1200
Washington, D.C.  20005
Attn:  Mark D. Director, Esq.
Telecopy:  (202) 879-5200

or such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Parties hereto.

Section 12.2                                Governing Law; Submission To Jurisdiction.  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of New York without regard to the conflict of law principles thereof.  The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or federal court.

Section 12.3                                WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.4                                Public Announcements.  Neither Buyer or Seller nor any of their respective Affiliates, agents or representatives shall issue or cause the publication of any press release or other announcement with respect to the transactions contemplated by this Agreement, without the prior approval of the other Party, which approval shall not be unreasonably withheld, except as may be required by law, regulation or any listing agreement with, or listing standard or other regulation of, a national securities exchange or the Nasdaq National Market.  In the case of an announcement required by law, regulation or a listing agreement or listing standard or other regulation of a national securities exchange or the Nasdaq National Market, the Party required to make such announcement shall use reasonable efforts to provide the other Party with a copy of the proposed announcement prior to its release and will give due consideration to such comments as such other Party may have.  Notwithstanding the foregoing, after the initial announcement of the transactions contemplated hereby by the Parties, each Party may issue further press releases, tombstones and similar announcements without the consent of the other Party provided that such announcement contains solely information that is consistent with the information contained in Seller’s initial announcement.

Section 12.5                                Bulk Transfer Laws.  Buyer acknowledges that Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

Section 12.6                                Entire Agreement.  This Agreement, the attached Schedules and the agreements referred to herein or executed simultaneously herewith, constitutes the entire agreement and understanding of the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements (including the Non-Disclosure Agreement), arrangements and undertakings, whether written or oral, relating to the subject matter hereof; provided, however, that the Non-Disclosure Agreement shall continue and shall be binding among the Parties with respect to information disclosed prior to the date of this Agreement.  Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement will be binding unless hereafter made in writing and signed by the Party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement, except as otherwise specifically agreed to by the Parties in writing.

Section 12.7                                Assignment.  This Agreement and any rights and obligations hereunder shall not be assignable or transferable by Buyer or Seller (including by operation of law in connection with a merger or sale of stock, or sale of substantially all the assets, of Buyer or Seller) without the prior written consent of the other Party, and any purported assignment without such consent shall be void and without effect.  Notwithstanding the foregoing, Buyer may, without the consent of any other parties and before the Closing, assign all or a part of its rights and obligations under this Agreement to any other Person that is a direct or indirect wholly owned subsidiary of Platinum Equity, LLC or of Platinum Equity Capital Partners, L.P., a private equity fund of which an Affiliate of Platinum Equity, LLC is the general partner and, whether before or after the Closing, (i) assign any or all of its rights, interests and obligations hereunder to one or more of its Affiliates, (ii) make a collateral assignment of any rights or benefits hereunder to any lender or (iii) assign any or all of its rights, interests or obligations hereunder in connection with any sale of Buyer or of all or substantially all of the assets of Buyer; provided, that (y) no such assignment shall cause the transactions contemplated by this Agreement to be subject to any additional consents or approvals of any Governmental Authority or to have any adverse impact on the Parties’ abilities to consummate the transactions contemplated hereby, and (z) Buyer (in addition to the assignee) shall remain responsible for the performance of all of its obligations hereunder.

Section 12.8                                Amendment And Waiver.  This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Parties hereto, or, in the case of a waiver, by or on behalf of the Party waiving compliance unless otherwise contemplated by this Agreement (including Section 6.3(c)).  The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any Party of any condition, or of any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty.

Section 12.9                                Expenses.  Section 11.3 notwithstanding, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal, due diligence, accounting and investment banking fees and expenses, shall be borne by the Party incurring such cost or expense.

Section 12.10                          Headings.  The section and paragraph headings contained in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 12.11                          Counterparts.  This Agreement may be executed in one or more counterparts (including by means of telecopied signature pages), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 12.12                          Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under Applicable Laws, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 12.13                          No Third Party Beneficiaries.  Except as provided with respect to indemnification as set forth in ARTICLE VIII and ARTICLE IX and except as otherwise expressly stated in this Agreement, nothing in this Agreement shall confer any rights upon any Person other than the Parties hereto and their respective heirs, successors and permitted assigns.

[END OF PAGE]
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have duly executed this Asset Purchase Agreement on the date first written above.

AETHER SYSTEMS, INC.

By:	/s/ David S. Oros
Name: David S. Oros
Title: Chairman and CEO

SLINGSHOT ACQUISITION CORPORATION

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary

Solely for purposes of Section 6.4:

PLATINUM EQUITY CAPITAL PARTNERS, L.P.

By:	Platinum Equity Partners, LLC, its general partner

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary

Exhibit A

Principal Stockholder Agreement

A-1